Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

BEYOND6, INC.

and

Greenfill, Inc., as Parent, and

Greenfill Merger, Inc., as Sub

and

HC2 HOLDINGS 2, INC.,

as Stockholders’ Representative

Dated as of December 30, 2020

i

EXHIBITS
Exhibit A	Calculation of Adjustment Amount
Exhibit B	Form of West Employment Agreement

SCHEDULES
Schedule 1.1(a)	Knowledge
Schedule 1.1(b)	Permitted Liens
Schedule 4.3(a)	Stock
Schedule 4.3(b)	Capitalization Matters
Schedule 4.3(c)	Subsidiaries
Schedule 4.3(d)	Voting Agreements
Schedule 4.4	Indebtedness
Schedule 4.5(a)	Company Required Governmental Authorizations
Schedule 4.5(b)	No Conflict – Company
Schedule 4.6	Legal Proceedings – Company
Schedule 4.7(a)	Financial Statements
Schedule 4.7(b)	GAAP Compliance
Schedule 4.8	Undisclosed Material Liabilities
Schedule 4.9	Absence of Certain Changes
Schedule 4.10(a)	Owned Real Property
Schedule 4.10(b)	Leased Real Property
Schedule 4.10(d)	Condition of Real Property
Schedule 4.12	Governmental Authorizations; Compliance with Law
Schedule 4.13	Taxes
Schedule 4.14	Environmental Matters
Schedule 4.15	Material Contracts
Schedule 4.17	Employee Matters
Schedule 4.18(a)	Registered Owned Intellectual Property
Schedule 4.18(b)	Intellectual Property Agreements
Schedule 4.18(e)	IT Systems
Schedule 4.20	Related Party Transactions
Schedule 4.21	Brokers’ Fees – Company and Beyond6
Schedule 4.23	Insurance Policies
Schedule 4.26	Customers and Suppliers
Schedule 5.3(a)	Parent Required Governmental Authorizations
Schedule 5.3(b)	No Conflict – Parent
Schedule 5.4(b)	Legal Proceedings – Parent
Schedule 6.1	Conduct of the Company
Schedule 6.1(c)(xvi)	Capital Expenditures
Schedule 7.14	Affiliate Contracts
Schedule 9.1(e)	Resignations
Schedule 9.1(h)	Required Consents

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 30, 2020 (the “Execution Date”), is made by and among BEYOND6, INC., a Delaware corporation (“Beyond6”); Greenfill, Inc., a Delaware corporation and wholly-owned subsidiary of TopCo (“Parent”); Greenfill Merger, Inc., a Delaware corporation (“Sub”); and HC2 HOLDINGS 2, INC., a Delaware corporation, solely in its capacity as the Stockholders’ Representative (“Stockholders’ Representative”). Beyond6, Parent and Sub are also referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Beyond6 is engaged by and through its subsidiary, American Natural Gas, LLC, a New York limited liability company (“ANG” and, together with Beyond6, collectively referred to herein as the “Company”), in the business of building, owning and operating compressed natural gas (“CNG”) fueling stations (the “Company Business”); and

WHEREAS, Beyond6 desires to sell, and Parent and Sub desire to acquire, the Company; and

WHEREAS, to accomplish the sale and acquisition, the board of directors of Beyond6 (the “Company Board”), Parent and the Sub have each (a) unanimously approved the business combination transaction provided for herein in which Sub will, subject to the terms and conditions set forth herein, merge with and into Beyond6, with Beyond6 surviving such merger (the “Merger”), so that immediately following the Merger, Beyond6 will be a direct wholly owned Subsidiary of Parent, (b) determined that the terms of this Agreement are in the best interests of and fair to Beyond6, Parent, or Sub, as applicable, and (c) have declared the advisability of the Agreement and the Merger; and

WHEREAS, concurrently with the execution of this Agreement, the Rollover Stockholder is entering into a Rollover Contribution Agreement, pursuant to which the Rollover Stockholder is agreeing, among other things, to contribute the Rollover Shares immediately prior to the Effective Time of the Merger in exchange for equity interests in TopCo and, to the extent applicable, the West Options shall be assumed and converted into an option to purchase equity interests in TopCo, on the terms and subject to the conditions set forth in the applicable Rollover Contribution Agreement and this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, the Parent (or the Parent’s designee) has entered into an employment agreement with Andrew D. West, in the form attached hereto as Exhibit B; and

WHEREAS, the Company Board has unanimously recommended the adoption of this Agreement by the stockholders of Beyond6; and

WHEREAS, the stockholders of Beyond6 holding 100% of the outstanding shares of Company Common Stock (as defined below) on the Execution Date have entered into and delivered to the Parent a true and complete copy of a duly executed written consent that is effective immediately following the execution of this Agreement (the “Written Consent”), irrevocably approving and adopting this Agreement, the Merger and the other transactions contemplated hereby, and irrevocably waiving any and all statutory rights of appraisal; and

WHEREAS, Beyond6, Parent and Sub each deem it necessary and desirable to effect a Merger, all on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS AND CONSTRUCTION

Section 1.1            Definitions. As used herein, the following terms will have the following meanings:

“280G Approval” has the meaning provided such term in Section 7.16.

“280G Waived Benefits” has the meaning provided such term in Section 7.16.

“Accountant” has the meaning provided such term in Section 3.3(d).

“Acquisition Proposal” has the meaning provided such term in Section 7.4.

“Adjustment Amount” has the meaning provided such term in Exhibit A.

“Adjustment Notice” has the meaning provided such term in Section 3.3(b).

“Affiliate” means, with respect to a specified Person, any other Person, directly or indirectly controlling, through one or more intermediaries, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a Person, the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of equity interests, including voting securities, by contract or agency or otherwise.

“Affiliate Contract” has the meaning provided such term in Section 4.15(a)(viii).

“Agreement” has the meaning provided such term in the Preamble.

“Allocation Schedule” has the meaning provided to such term in Section 7.18.

“ANG” has the meaning provided such term in the recitals.

“Beyond6” has the meaning provided such term in the Preamble.

“Beyond6 Stock Plan” means the 2014 Omnibus Equity Award Plan duly adopted by the Company Board and approved by the stockholders of Beyond6.

“Business Day” means any day that is not a Saturday, Sunday or legal holiday in the State of New York and that is not otherwise a federal holiday in the United States.

“Canceled Shares” has the meaning provided such term in Section 3.1(b).

“CapEx Adjustment Amount” has the meaning provided such term in Exhibit A.

“Capital Expenditures” has the meaning provided such term in Exhibit A.

“Cash” has the meaning provided such term in Exhibit A.

“Certificate” has the meaning provided such term in Section 3.1(e).

“Certificate of Merger” has the meaning provided such term in Section 2.3.

“Claim” means any demand, claim, action, investigation or Legal Proceeding.

“Closing” has the meaning provided such term in Section 2.2.

“Closing Date” has the meaning provided such term in Section 2.2.

“Closing Date Cash Payment” means an amount equal to the Closing Merger Consideration, minus the Escrow Funds, minus the Representative Holdback.

“Closing Merger Consideration” means the amount that is equal to $169,500,000 or $169,000,000 if the Closing Date is on or before January 15, 2021, plus the Estimated Adjustment Amount, plus the aggregate exercise price of all West Options, minus the Rollover Amount.

“CNG” has the meaning provided such term in the recitals.

“COBRA” means Part 6 of Title I of ERISA and any similar provision of state or local law.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning provided such term in the recitals.

“Company Assets” means the Personal Property and Real Property.

“Company Award Holders” means the holders of the Company Stock Options and the Warrants.

“Company Benefit Arrangement” means any plan, arrangement, obligation, custom or practice, whether or not legally enforceable, to provide benefits or compensation for services rendered, including employment or consulting agreements, severance agreements or pay policies, stay or retention bonuses or compensation, executive or incentive compensation programs or arrangements, incentive programs or arrangements, sick leave, vacation pay, salary continuation for disability, consulting, or other compensation arrangements, workers’ compensation, retirement, deferred compensation, bonus, equity or equity-based plan or program, stock option or purchase plans or programs, hospitalization, medical or disability insurance, life insurance, and tuition reimbursement or scholarship programs, any “employee benefit plan” within the meaning of ERISA Section 3(3) not listed above (together with plans or arrangements that would be within such meaning if they were not (i) otherwise exempt from ERISA by that or another section, (ii) maintained outside the United States or (iii) individually negotiated or applicable only to one person), any plans subject to Section 125 of the Code, any plan that is qualified under Section 401(a) of the Code and any plan providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof, in each case, sponsored, maintained or contributed to by the Company or any Subsidiary or with respect to which the Company has or may have any current or future direct or indirect liability (whether with respect to any of its assets or otherwise).

“Company Board” has the meaning provided such term in the recitals.

“Company Business” has the meaning provided in the recitals.

“Company Common Stock” has the meaning provided such term in Section 3.1(b).

“Company Holders” means the holders of the Company Common Stock and the Company Award Holders.

“Company Required Governmental Authorizations” has the meaning provided such term in Section 4.5(a).

“Company Stock Option” means any stock option for Company Common Stock that is issued under the Beyond6 Stock Plan that is outstanding immediately prior to the Effective Time to the extent vested and unexercised as of immediately prior to the Effective Time but excluding any stock option that is a West Option.

“Company Transaction Expense Amount” has the meaning provided such term in Exhibit A.

“Company’s 2020 Bonus Payment” has the meaning provided such term in Section 7.6(d).

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated September 17, 2020, between Beyond6 and Mercuria Investments US, Inc.

“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated federal income Tax Returns and any similar group under non-U.S., state or local law.

“Continuation Period” has the meaning provided such term in Section 7.6(a).

“Continuing Employees” has the meaning provided such term in Section 7.6(a).

“Contract” means any agreement, lease, evidence of Indebtedness, mortgage, indenture, security agreement or other contract or legally binding agreement (whether written or oral).

“Contracting Parties” has the meaning provided such term in Section 11.16.

“Credit Agreement” means that certain Credit Agreement dated as of August 6, 2020 among ANG, as borrower, the lenders from time to time party thereto (the “Credit Agreement Lenders”), and Manufacturers and Traders Trust Company, as administrative agent, swingline lender and issuing bank (the “Credit Agreement Agent”).

“Credit Agreement Agent” has the meaning provided such term in the definition of Credit Agreement.

“Credit Agreement Amendment” means an amendment to the Credit Agreement to (a) permit the transaction contemplated by this Agreement and (b) permit cash dividends to be paid by Beyond6 and ANG to their equity holders in an amount not to exceed $500,000 per year without additional lender consent, subject to no defaults or events of default under the Credit Agreement at the time of the payment of such dividend.

“Credit Agreement Lenders” has the meaning provided such term in the definition of Credit Agreement.

“Creditors’ Rights” has the meaning provided such term in Section 4.2.

“Current Assets” has the meaning provided such term in Exhibit A.

“Current Liabilities” has the meaning provided such term in Exhibit A.

“D&O” means any director (or equivalent position) or officer of the Company.

“D&O Indemnified Parties” has the meaning provided such term in Section 7.5(a).

“Data” shall mean all information and data, whether in printed or electronic form and whether contained in a database or otherwise, in each case which is collected, used or held for use by either of Beyond6 or ANG in connection with the Company Business as currently conducted.

“Deficit” has the meaning provided such term in Section 3.3(f).

“Delaware Secretary of State” has the meaning provided such term in Section 2.3.

“Determination Date” has the meaning provided such term in Section 3.3(d).

“DGCL” means the Delaware General Corporation Law.

“Effective Time” has the meaning provided such term in Section 2.3.

“Emergency Situation” means any unexpected situation which would, unless remedied immediately, causes or risks causing, (a) substantial damage to all or any portion of the Company Assets or the property of any third party, (b) imminent death or injury to any Person, (c) a Material Adverse Effect (or would reasonably be expected to have a Material Adverse Effect) on the operation of the Company or (d) imminent damage or substantial risk of damage to natural resources (including wildlife) or the environment.

“Environmental Attributes” means any and all credits, benefits, emissions reductions, offsets and allowances of any kind, howsoever entitled, resulting from, or attributable to, the avoidance of the emission of any gas, chemical, or other substance to the environment, including (but not limited to) the avoidance of lifecycle greenhouse gas emissions, associated with the use of CNG, including (but not limited to) renewable identification numbers and low carbon fuel standard credits.

“Environmental Claim” means any suit, action, demand, demand letter, directive, Claim, lien, investigation, request for information, notice of noncompliance or violation, notice of liability or potential liability, allegation of liability or potential liability, or proceeding made or brought by any Governmental Authority or any other Person, in each such case arising pursuant to, or in connection with, any (i) actual or alleged liability or obligation under, or violation of or noncompliance with, any Environmental Law, (ii) Release or threatened Release of, or the presence, generation, storage, transportation, or disposal of, a Hazardous Substance, or (iii) damage, injury, threat or harm to natural resources, endangered, threatened, listed or protected species or habitat or the environment.

“Environmental Law” means any and all Laws in effect on the Execution Date pertaining to or regulating pollution, environmental protection, natural resources, waste management, the use, storage, generation, treatment, Release, remediation, removal, disposal or transport of a Hazardous Substances, including (but not limited to): the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. Section 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901 et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 2601 et seq.; the Clean Air Act, as amended, 42 U.S.C. Section 7401 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251 et seq.; the Safe Drinking Water Act of 1974, as amended, 42 U.S.C. Section 300f et seq.; the Energy Policy Act of 2005, as amended, 42 USC §13201 et seq.; the Energy Independence and Security Act of 2007, as amended, 42 U.S.C. § 17001 et seq., the California Global Warming Solutions Act of 2006, as amended, and any analogous state or local Laws, and the regulations promulgated pursuant thereto.

“Environmental Permits” means any federal, state, local, provincial, foreign, or other permit, license, approval, consent or authorization issued or required by any Governmental Authority under or in connection with any Environmental Laws.

“Equity Commitment Letter” has the meaning provided such term in Section 5.6.

“Equity Financing” has the meaning provided such term in Section 5.6.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to the Company, any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the Company, or that is a member of the same “controlled group” as the Company pursuant to Section 4001(a)(14) of ERISA.

“Escrow Account” means a separate account established in accordance with the terms of the Escrow Agreement, which shall hold the Escrow Funds and all interest and other amounts earned thereon.

“Escrow Agreement” means the Escrow Agreement, by and among Beyond6, Stockholders’ Representative, Parent, Sub and the Paying Agent, in a form and substance reasonably acceptable to the parties thereto.

“Escrow Expiration Date” has the meaning provided to such term in Section 3.4.

“Escrow Funds” means $500,000.00.

“Estimated Adjustment Amount” has the meaning provided such term in Section 3.3(a).

“Execution Date” has the meaning provided such term in the Preamble.

“Family Member” means, with respect to any Person, any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of such Person, any individual sharing such Person’s household (other than a tenant or employee), a trust in which the foregoing hold more than fifty percent (50%) of the beneficial interest, a foundation in which the foregoing (or such Person) control the management of assets, and any other entity in which the foregoing (or such Person) own more than fifty percent (50%) of the voting interests.

“Final Adjustment Amount” has the meaning provided such term in Section 3.3(b).

“Financial Statements” has the meaning provided such term in Section 4.7(a).

“Financing Purposes” has the meaning provided such term in Section 5.6.

“Fraud” means (a) with respect to Beyond6, (i) a representation or warranty made by Beyond6 in this Agreement that was false when made, (ii) made with actual Knowledge of Beyond6 of its falsity, (iii) with the primary intent of inducing the Parent or Sub to act, or refrain from acting, in such context, and (iv) upon which Parent or Sub acted or did not act in justifiable reliance on the representation, with resulting actual Losses; and (b) with respect to Parent or Sub, (i) a representation or warranty made by Parent or Sub in this Agreement that was false when made, (ii) made with actual knowledge of Parent or Sub of its falsity, (iii) with the primary intent of inducing the Company to act, or refrain from acting, in such context, and (iv) upon which the Company acted or did not act in justifiable reliance on the representation, with resulting actual Losses, and which, in the case of (a) and (b) shall expressly exclude constructive fraud.

“Fundamental Representations” means the representations and warranties contained in Section 4.1 (“Due Organization; Qualification”), Section 4.2 (“Authorization; Enforceability”), Section 4.3 (“Capitalization; Subsidiaries”), Section 4.5(b)(i) (“No Conflict; Consents”), Section 4.21 (“Brokers’ Fees”), Section 5.1 (“Due Organization; Authority”), Section 5.2 (“Authorization; Enforceability”), Section 5.3(b)(i) (“No Conflict; Consents”), and Section 5.5 (“Brokers’ Fees”).

“GAAP” means generally accepted accounting principles of the United States, consistently applied.

“Governmental Authority” means any court, governmental department, commission, council, board, agency, bureau or other instrumentality of the United States, any foreign jurisdiction, or any state, provincial, county, municipality or local governmental unit thereof, including any Taxing Authority.

“Governmental Authorization” means any franchise, permit, license, authorization, certificate, registration, plan, exemption, variance, decree, agreement, right or other consent or approval granted by, or subject to approval by, any Governmental Authority.

“Group Companies” shall mean the Surviving Corporation and ANG.

“Guarantor” means Mercuria Investments US, Inc.

“Hazardous Substance” means any substance that is listed, defined, or regulated as a “hazardous material,” “hazardous waste,” “hazardous substance,” or “toxic substance,” or which otherwise may give rise to liability under Environmental Law, including asbestos, polychlorinated biphenyls, per- and polyfluoroalkyl substances, and any crude petroleum, natural gas, or any fractions or derivatives thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any specified Person, any liabilities (contingent or otherwise) relating to (a) borrowed money indebtedness, including principal, interest and any prepayment penalties, expenses, or fees thereon, created, issued, or incurred by such Person (whether or not evidenced by loan, note, bond, debenture, security or the issuance and sale of debt securities or the sale of property to another Person subject to a Contract); (b) all indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security; (c) any liability in respect of deferred purchase price for property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise for additional purchase price (excluding those incurred in the ordinary course of business and maturing within 365 days after the incurrence thereof); (d) the principal component of all obligations, contingent or otherwise, with respect to letters of credit, bankers’ acceptances, bank guarantees, surety bonds, and performance bonds, in each case to the extent drawn; (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases; (f) indebtedness for borrowed money secured by a lien on the property of such Person, whether or not the respective indebtedness so secured is a primary obligation of, or has been assumed by, such Person (other than Permitted Liens); and (g) indebtedness of others guaranteed by such Person (including guarantees in the form of an agreement to repurchase or reimburse, letters of credit and guarantees by such Person of performance obligations of another Person); provided, however, that Indebtedness will expressly exclude (i) indebtedness under that certain (Unsecured) Promissory Note, dated August 5, 2016, in the original principal amount of $3,000,000 issued by ANG to American CNG, Inc. or (ii) trade payables, purchase money security interests and other similar indebtedness incurred in the ordinary course of business and maturing within 365 days after the incurrence thereof or otherwise taken into account in the Adjustment Amount.

“Inspection Indemnitees” has the meaning provided such term in Section 7.2(b).

“Intellectual Property” means all industrial, proprietary or intellectual property rights, both statutory and under common law, including: (a) copyrights, registrations and applications for registration thereof, (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress, and registrations and applications for registrations thereof, (c) patents, as well as any reissued and reexamined patents and extensions corresponding to the patents, and any patent applications, as well as any related continuation, continuation in part and divisional applications and patents issuing therefrom, (d) trade secrets and confidential information, including ideas, designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, whether or not patentable, and (e) tangible embodiments of each of the foregoing (in whatever form or medium).

“Interim Financial Statements” has the meaning provided such term in Section 4.7(a)(ii).

“Investor” has the meaning provided such term in Section 5.6.

“IT Systems” shall mean: (a) all computing and/or communications systems and equipment, including any internet, intranet, extranet, e-mail, or voice mail systems and the hardware associated with such systems; (b) all software, the tangible media on which it is recorded (in any form) and all supporting documentation, data and databases; and (c) all peripheral equipment related to the foregoing, including printers, scanners, switches, routers, network equipment, and removable media.

“Knowledge” means: (a) with respect to Beyond6, the actual knowledge, without investigation or further inquiry, of the natural Persons identified on Schedule 1.1(a) as “Beyond6’s Persons with Knowledge” and (b) with respect to the Parent or Sub, the actual knowledge, without investigation or further inquiry, of the natural Persons identified on Schedule 1.1(a) as “Parent’s/Sub’s Persons with Knowledge.”

“Law” means all applicable laws (including common law), statutes, rules, regulations, codes, ordinances, Governmental Authorizations, variances, Orders and licenses of a Governmental Authority having jurisdiction over the assets or the properties of any Party and the operations thereof.

“Leased Real Property” has the meaning provided such term in Section 4.10(b).

“Legal Proceeding” means any judicial, administrative or arbitral action, suit, claim, charge, hearing, grievance, inquiry, investigation or other proceeding (public or private) by or before any Governmental Authority, arbitrator or arbitration authority.

“Letter of Transmittal” means a letter of transmittal in a form and substance reasonably acceptable to Parent and Beyond6.

“Liability” means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

“Licensed Intellectual Property” means Intellectual Property that either Beyond6 or ANG is licensed or otherwise permitted by other Persons to use, including any covenants not to sue or co-existence agreements related to the Intellectual Property of another Person.

“Lien” means any lien, charge, pledge, preferential right or option, mortgage, deed of trust, hypothecation, encumbrance or security interest.

“Limited Guaranty” has the meaning provided such term in Section 5.9.

“Loss” means any and all Claims, judgments, losses, Liabilities, amounts paid in settlement, damages, fines, penalties, deficiencies and expenses (including reasonable fees of attorneys).

“Material Adverse Effect” means a change, effect, event or occurrence that, individually or in the aggregate with all other such changes, effects, events and occurrences, has or is reasonably expected to have a material adverse effect to (x) the assets, financial condition, business or results of operations of the Company, taken as a whole or (y) the ability of the Company to consummate the transactions contemplated hereby; provided, however, that with respect to the foregoing clause (x), in no event will any change, effect, event or occurrence that arises out of or relates to any of the following be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect, to the extent that any change, effect, event or occurrences results from, arises from or relates to (and in respect of clauses (b), (c), (d), (f) and (j), only if the Company is not disproportionately affected thereby in relation to other similarly situated Persons within the same industry): (a) the announcement of this Agreement or any actions taken by the Company that are expressly required to be taken pursuant to the Transaction Documents, (b) changes or conditions prevalent in the industry in which the Company operates, (c) changes in general economic, capital markets, regulatory or political conditions in the United States or elsewhere (including interest rate fluctuations), (d) changes in applicable Law, GAAP or regulatory accounting requirements or interpretations thereof occurring after the Execution Date, (e) fluctuations in currency exchange rates, (f) acts of war, insurrection, sabotage or terrorism (including cyberterrorism), the outbreak, engagement or escalation of hostilities involving the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, declaration by the United States of a national emergency or war, the occurrence of any natural disasters, or national or international political or social actions or conditions, including any crisis affecting public health, safety or welfare, (g) any act or omission to act by Beyond6, the Company Holders or any of their respective Affiliates (including ANG) taken (or omitted to be taken) at the request of, or with the consent or waiver of, the Parent, the Sub or their respective Affiliates in writing, (h) any act or omission to act by the Parent, the Sub or any of their respective Affiliates, (i) any failure of the Company to meet any projections, forecasts or predictions of financial performance or estimates of revenue, earnings, cash flow or cash position (provided that any change, effect, event or occurrence that caused or contributed to such failure to meet any projections, forecasts or predictions of financial performance or estimates of revenue, earnings, cash flow or cash position may be taken into account in determining whether there has been a Material Adverse Effect), and (j) an epidemic, pandemic or disease outbreak (including the COVID-19 virus).

“Material Contracts” has the meaning provided such term in Section 4.15(a).

“Material Customer” has the meaning provided such term in Section 4.26.

“Material Supplier” has the meaning provided such term in Section 4.26.

“Merger” has the meaning provided such term in the recitals.

“Merger Consideration” shall mean all consideration to be paid to Company Holders in accordance with Section 3.1(c) and (d).

“Net Working Capital” has the meaning provided such term in Exhibit A.

“Net Working Capital Adjustment Amount” has the meaning provided such term in Exhibit A.

“Nonparty Affiliate” has the meaning provided such term in Section 11.16.

“Option Cancellation Agreement” has the meaning provided such term in Section 3.2(i).

“Order” means any order, judgment, injunction, award, decree, writ or other legally enforceable requirement handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Authority.

“Organizational Documents” means any charters, articles of incorporation, certificates of incorporation, certificates of formation, articles of association, bylaws, operating agreements, certificates of limited partnership, partnership agreements, limited liability company agreements, regulations, and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of any Person, including any amendments thereto.

“Outside Date” means March 1, 2021.

“Outstanding Shares” means the sum of (i) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, including all Rollover Shares acquired by Parent pursuant to the Rollover Contribution Agreement; and (ii) shares of Company Common Stock underlying the Company Stock Options, the West Options and the Warrants issued and outstanding immediately prior to the Effective Time, calculated on an as converted to Company Common Stock basis.

“Owned Intellectual Property” means any Intellectual Property owned or purported to be owned by either Beyond6 or ANG.

“Owned Real Property” has the meaning provided such term in Section 4.10(a).

“Parent” has the meaning provided such term in the Preamble.

“Parent Related Parties” has the meaning provided such term in Section 10.3(c).

“Parent Released Party” means Parent and its Affiliates and each of their respective members, equityholders, partners, directors, managers, officers, employees, attorneys, accountants, consultants, agents, other advisors and Representatives and permitted assigns.

“Parent/Sub Required Governmental Authorizations” has the meaning provided such term in Section 5.3(a).

“Party” or “Parties” has the meaning provided such term in the Preamble.

“Paying Agent” shall be Bank of America, N.A.

“PCI DSS” has the meaning set forth in Section 4.19.

“Per Share Closing Consideration” means the amount per share that equals the portion of the Closing Date Cash Payment as set forth on the Allocation Schedule under the heading “Per Share Closing Consideration,” which, for the avoidance of doubt, shall include the aggregate exercise price for all of the Company Stock Options (other than the West Options) and the Warrants.

“Permitted Liens” means (a) statutory Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, in each case, for which adequate reserves have been established in accordance with GAAP and reflected in the Financial Statements, (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business which are not yet due and payable or which are being contested in good faith by appropriate proceedings, in each case, for which adequate reserves have been established in accordance with GAAP and reflected in the Financial Statements, (c) public roads and highways, (d) Liens arising under worker’s compensation, unemployment insurance, social security, retirement or similar legislation, (e) purchase money Liens and Liens securing rental payments under capital lease arrangements, (f) Liens and other rights reserved by or in favor of (i) any landlord under a Real Property Lease or (ii) any grantor under the instrument creating or vesting title in and to any Owned Real Property, (g) Liens, the existence of which have not had and would not reasonably be expected to have, a material impact on the Company Business, (h) Liens contained in the Organizational Documents of Beyond6 or ANG, (i) Liens created by the Parent, the Sub or their respective Affiliates, (j) Liens imposed by Law which are not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, in each case, for which adequate reserves have been established in accordance with GAAP and reflected in the Financial Statements, (k) Liens securing obligations reflected as liabilities in the Financial Statements or referred to in notes to the Financial Statements, (l) with respect to the Real Property, and in each instance so long as such Liens do not, individually or in the aggregate, materially impair the occupancy, use or operation of any Real Property for purposes of the Company Business, (i) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over the Real Property and not violated by the current use and operation of the Real Property, (ii) covenants, conditions, restrictions, easements and other similar matters that would be disclosed by an inspection or accurate survey of any parcel of Real Property; provided that such covenants, conditions, restrictions, easements and other similar matters, individually and in the aggregate, do not impair in any material respect the occupancy, use or operation of any Real Property for purposes of the Company Business, (iii) all matters, both general and specific, that are disclosed in any title insurance policies insuring Beyond6’s or ANG’s title to the Real Property and made available to Parent or Sub prior to the Execution Date, and (iv) any easement, encroachment, restriction, right-of-way and any other non-monetary title defect of record; provided that, any such easements, encroachments, restrictions, rights-of-way and other non-monetary title defects, individually and in the aggregate, do not impair in any material respect the occupancy, use or operation of any Real Property for purposes of the Company Business, (m) Liens that shall be released, waived or otherwise terminated in connection with the Closing, and (n) those matters identified on Schedule 1.1(b).

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any Governmental Authority or political subdivision thereof.

“Personal Property” means the personal property interests owned by either Beyond6 or ANG and used in connection with the Company Business.

“Phase 1 Environmental Site Assessment” means a site assessment consistent with the procedures included in ASTM E1527-13, Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Process and any limited compliance assessment that may be performed concomitant with such assessment.

“Post-Closing Statement” has the meaning provided such term in Section 3.3(b).

“Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date.

“Preliminary Settlement Statement” has the meaning provided such term in Section 3.3(a).

“Privacy Requirements” has the meaning set forth in Section 4.19.

“Pro Rata Percentage” means, with respect to each Company Holder, the percentage set forth on the Allocation Schedule under the heading “Pro Rata Percentage” for the applicable subsection of this Agreement.

“Property Taxes” means ad valorem, property or similar Taxes (including any interest, fine, penalty or additions to tax imposed by any Taxing Authority in connection with such Taxes) imposed on a periodic basis and based upon operation or ownership of the Company Assets.

“Real Property” means the Owned Real Property and the Leased Real Property, collectively.

“Real Property Leases” has the meaning provided such term in Section 4.10(b).

“Records” has the meaning provided such term in Section 7.10.

“Reference Balance Sheet Date” has the meaning provided such term in Section 4.7(a)(ii).

“Registered Owned Intellectual Property” has the meaning set forth in Section 4.18(a).

“Regulated Stockholder” shall mean HC2 Holdings 2, Inc., a Delaware corporation and holder of Company Common Stock.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, seeping, dumping, or disposing into ambient air, surface water, groundwater or land, including land surface or sub-surface.

“Releasing Parties” has the meaning provided such term in Section 7.15.

“Representative Holdback” means $500,000.00.

“Representative Losses” has the meaning provided such term in Section 3.6(c).

“Representatives” means a Person’s directors, managers, general partners, officers, trustees, fiduciaries, employees, attorneys and accountants.

“Resolution Period” has the meaning provided such term in Section 3.3(b).

“Responsible Officer” means, with respect to any Person, any vice-president or more senior officer of such Person.

“Rollover Amount” means an amount equal to the difference between (a) the product of (i) the sum of the (A) aggregate number of Rollover Shares exchanged by the Rollover Stockholder plus (B) the aggregate number of shares subject to the West Options, multiplied by (ii) the Per Share Closing Consideration, minus (b) the aggregate exercise price applicable to the West Options.

“Rollover Contribution Agreement” means that certain commitment letter of even date herewith between the Parent and the Rollover Stockholder pursuant to which the Rollover Stockholder has agreed to contribute, immediately prior to the Effective Time, its Rollover Shares and the West Options, in exchange and as the total consideration for the Rollover Equity.

“Rollover Equity” means the equity interests and options to purchase equity interests issued by TopCo to the Rollover Stockholder in exchange for the Rollover Shares and the assumption of the West Options in an aggregate dollar amount equal to the Rollover Amount, pursuant and subject to the terms and conditions of the Rollover Contribution Agreement and this Agreement.

“Rollover Shares” means, with respect to Andrew West, 50,719 shares of Company Common Stock, to be contributed to TopCo by the Rollover Stockholder, subject to the terms and conditions set forth in the Rollover Contribution Agreement, and subsequently cancelled in accordance with Section 3.1 of this Agreement.

“Rollover Stockholder” means Andrew West.

“R&W Insurance” has the meaning provided such term in Section 7.11.

“Schedules” means the schedules attached to this Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Stockholders’ Representative” has the meaning provided such term in the Preamble.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” of a Person means any corporation or other legal entity of which such Person (either alone or through or together with any other Subsidiary or Subsidiaries) is the general partner or managing entity or of which at least a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or managers or others performing similar functions of such corporation or other legal entity is directly or indirectly owned or controlled by such Person (either alone or through or together with any other Subsidiary or Subsidiaries).

“Surplus” has the meaning provided such term in Section 3.3(e).

“Surviving Corporation” has the meaning provided such term in Section 2.1.

“Tail Insurance” has the meaning provided such term in Section 7.5(c).

“Tail Insurance Cap” has the meaning provided such term in Section 7.5(c).

“Target Net Working Capital” has the meaning provided such term in Exhibit A.

“Taxes” means (a) any taxes and similar assessments imposed by any Taxing Authority, including income, profits, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, value added, sales, use, real property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, transfer, registration, withholding, social security (or similar), unemployment, disability, payroll, employment, fuel, excess profits, occupational, premium, windfall profit, severance, actual or estimated, or other charge of any kind whatsoever, each, in the nature of tax, including any interest, penalty or addition thereto; (b) any liability for payment of amounts described in clause (a) as a result of being a member of a Consolidated Group for any Tax period; and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of the operation of law or any express or implied obligation to indemnify any other Person.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” has the meaning provided such term in Section 10.3(a).

“TopCo” means Greenfill LLC, a Delaware limited liability company.

“Transaction Documents” means this Agreement, the Equity Commitment Letter, the Limited Guaranty, the Escrow Agreement, the Confidentiality Agreement and any other agreement or document that may be required to be executed to consummate the transactions contemplated hereby or thereby.

“Transaction Expenses” has the meaning provided such term in Exhibit A.

“Transfer Taxes” shall mean any and all state and local transfer, sales, use, stamp, registration or other similar Taxes that arise by reason of the consummation of the Merger or any other transactions contemplated by this Agreement or any other Transaction Document.

“Treasury Regulation” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of any provision of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, temporary or final Treasury Regulations.

“Warrant” means those certain Common Stock Purchase Warrants issued on or about June 14, 2019 to each Warrant Holder for the purchase of Company Common Stock.

“Warrant Holder” means each of B. Riley Principal Investments, LLC, BRP Partners Opportunity Fund, LP and Continental Insurance Company in its capacity as a holder of a Warrant.

“West Options” shall mean: (a) an option to purchase 26,755 shares of Company Common Stock underlying Andrew West’s Employee (Time Vesting) Options granted effective November 4, 2015 under the Beyond6 Stock Plan; (b) an option to purchase 26,755 shares of Company Common Stock underlying Andrew West’s Employee (Performance) Options granted effective November 4, 2015 under the Beyond6 Stock Plan; and (c) an option to purchase 157,885 shares of Company Common Stock granted effective December 16, 2016 outside of the Beyond6 Stock Plan.

Section 1.2            Rules of Construction.

(a)     All article, section, subsection, schedules and exhibit references used in this Agreement are to articles, sections, subsections, schedules and exhibits to this Agreement unless otherwise specified. The exhibits and schedules attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b)               If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear and any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall only be a reference to such Law as of the Execution Date. The word “or” is not exclusive. Currency amounts referenced herein are in U.S. Dollars. Terms defined in the singular have the corresponding meanings in the plural, and vice versa.

(c)               Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d)               All accounting terms used herein and not expressly defined herein or in the Exhibits or Schedules shall have the meanings given to them under GAAP.

(e)       Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement shall not be applicable to the construction or interpretation of this Agreement.

(f)     Unless otherwise indicated, with respect to the Company, the terms “ordinary course of business” or “ordinary course” shall be deemed to refer to the ordinary conduct of business in a manner consistent with the past practices and customs of the Company.

(g)     The phrase “made available” means the Parent, Sub or any of their respective Affiliates or Representatives has had the opportunity at least 24 hours prior to the Execution Date to review such documents or materials at the offices of Beyond6, ANG or any of their respective Representatives or electronically by virtue of the electronic data room established by Donnelley Financial Solutions on behalf of Beyond6, ANG or any of their respective Representatives and made available to Parent, Sub or any of their respective Affiliates or Representatives in connection with the transactions contemplated hereby or by any other physical or electronic means provided by Beyond6, ANG or any of their respective Representatives.

ARTICLE 2
THE MERGER

Section 2.1            Merger. Subject to the terms and conditions of this Agreement, at Closing, the Sub shall be merged with and into Beyond6 and the separate existence of the Sub shall thereupon cease and Beyond6 shall be the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

Section 2.2             Closing. The “Closing” will be held at the offices of The West Firm, PLLC, Peter Kiernan Plaza, 575 Broadway, 2nd Floor, Albany, New York 12207, or remotely via the exchange of documents and signatures by facsimile or electronic transmission, upon (a) the later of (i) January 22, 2021 or (ii) two (2) Business Days following the satisfaction or waiver of all conditions to the obligations of the Parties set forth in Article 8 (other than those conditions that, by their nature, are to be satisfied only at the Closing Date, but subject to the satisfaction or valid waiver of such conditions at the Closing in accordance with this Agreement), (b) in the Parent’s sole discretion, two (2) Business Days following the satisfaction or waiver of all conditions to the obligations of the Parties set forth in Article 8 (other than those conditions that, by their nature, are to be satisfied only at the Closing Date, but subject to the satisfaction or valid waiver of such conditions at the Closing in accordance with this Agreement) or (c) such other date as the Parties may mutually agree in writing (the date on which the Closing occurs is referred to herein as the “Closing Date”).

Section 2.3             Effective Time of the Merger. At Closing, the Parties shall properly file with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) a certificate of merger in customary form and substance (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such date and time as the Certificate of Merger is duly filed with the Delaware Secretary of State or, to the extent permitted by applicable Law, at such subsequent date and time as the Parties shall agree and specify in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

Section 2.4    Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of Beyond6 and the Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Beyond6 and the Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5               Certificate of Incorporation and Bylaws.

(a)               At the Effective Time, the certificate of incorporation of Beyond6 shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b)               At the Effective Time, the bylaws of Beyond6 shall become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

Section 2.6            Directors. The directors of the Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified in accordance with the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation.

Section 2.7            Officers. The officers of the Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified in accordance with the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE 3
CONVERSION OF SECURITIES

Section 3.1            Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of Beyond6 or the holder of any shares of capital stock of Sub:

(a)     Capital Stock of Sub. Each issued and outstanding share of common stock, par value $0.0001 per share, of Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(b)     Cancelation of Treasury Stock. All shares of common stock of Beyond6 (the “Company Common Stock”) that are owned directly by Beyond6, including any shares of Company Common Stock held as treasury stock (collectively, “Canceled Shares”), shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)     Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Canceled Shares) shall be converted, upon delivery to the Paying Agent of a completed and duly executed Letter of Transmittal and all applicable Certificates for cancellation by the holder thereof into the right to receive (subject to any applicable withholding taxes), without interest, the following:

(i)                 at the Closing, the Per Share Closing Consideration;

(ii)            when and if released in accordance with Section 3.3(e), each Company Holders’ Pro Rata Percentage of any payments required to be made to such holder in accordance with Section 3.3(e), which Pro Rata Percentage shall be set forth in the Allocation Schedule;

(iii)              when and if released in accordance with Section 3.4, each Company Holders’ Pro Rata Percentage of any Escrow Funds to be released in accordance with Section 3.4, which Pro Rata Percentage shall be set forth in the Allocation Schedule; and

(iv)           when and if released in accordance with Section 3.6(f), each Company Holders’ Pro Rata Percentage of any Representative Holdback to be released in accordance with Section 3.6(f), which Pro Rata Percentage shall be set forth in the Allocation Schedule.

(d)               Conversion of Company Stock Options Warrants. Each Company Stock Option and Warrant that is unexpired, unexercised and outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and terminated at the Effective Time and shall not be assumed by the Surviving Corporation. Upon cancellation and termination thereof, each Company Stock Option and Warrant (whether or not vested) shall be converted into and represent the right of the applicable Company Award Holder to receive (subject to any applicable withholding Tax), upon delivery to the Paying Agent by such Company Award Holder of a completed and duly executed Letter of Transmittal and any applicable Company Stock Option or Warrant for cancellation, with respect to each share of Company Common Stock underlying such Company Stock Option or Warrant, the following:

(i)                 (A) in the case of the Company Stock Options, the Per Share Closing Consideration minus the per share exercise price of such Company Stock Option, and (B) in the case of Warrants, the Per Share Closing Consideration minus the per share exercise price of such Warrant;

(ii)               when and if released in accordance with Section 3.3(e), each Company Award Holder’s Pro Rata Percentage of any payments required to be made to such Company Award Holder in accordance with Section 3.3(e), which Pro Rata Percentage shall be set forth in the Allocation Schedule;

(iii)               when and if released in accordance with Section 3.4, each Company Award Holder’s Pro Rata Percentage of any Escrow Funds to be released in accordance with Section 3.4, which Pro Rata Percentage shall be set forth in the Allocation Schedule; and

(iv)              when and if released in accordance with Section 3.6(f), each Company Award Holder’s Pro Rata Percentage of any Representative Holdback to be released in accordance with Section 3.6(f), which Pro Rata Percentage shall be set forth in the Allocation Schedule.

The right of any holder of Company Stock Options to receive a portion of the Merger Consideration shall be subject to and reduced by the amount of any Tax withholding that is required under applicable Law.

(e)               Effect of Merger. At the Effective Time, such shares of Company Common Stock, and each Company Stock Option and Warrant converted into the right to receive a portion of the Merger Consideration in accordance with this Section 3.1 shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate or evidence of shares in book-entry form that immediately prior to the Effective Time represented any such shares (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive a portion of the Merger Consideration in accordance with the terms and conditions of this Agreement.

Section 3.2            Exchange of Shares.

(a)               Paying Agent. The Paying Agent shall, at Parent’s and Sub’s cost and expense, receive and disburse the Closing Date Cash Payment and the Escrow Funds, all in accordance with the terms of this Agreement, including Section 3.2, Section 3.3, Section 3.4 and Section 7.8.

(b)               Payment for Shares. At, or prior to, the Closing, the Parent will pay, or cause to be paid, the following:

(i)                 to the Paying Agent, the portion of the Closing Date Cash Payment payable at the Effective Time to the Company Holders, other than the holders of Company Stock Options;

(ii)               to the Surviving Corporation, the portion of the Closing Date Cash Payment payable to the holders of Company Stock Options that deliver a completed and duly executed Option Cancellation Agreement, Letter of Transmittal and all applicable Certificates for cancellation to the Paying Agent to be distributed in accordance with Section 3.2(i);

(iii)              to the Paying Agent, the Escrow Funds, which shall be deposited in the Escrow Account and solely be used for the purposes of paying to Parent the Deficit, if any, pursuant to Section 3.3(f) or any sums for Taxes owed by the Company Holders under Section 7.8, or to the Company Holders pursuant to Section 3.4, and shall be held and distributed in accordance with the provisions of this Agreement and the Escrow Agreement;

(iv)              to such account as is designated by the Stockholders’ Representative in writing at least three (3) Business Days prior to the Closing Date, the Representative Holdback; and

(v)                to all Persons to whom any Company Transaction Expense Amount included in the calculation of the Estimated Adjustment Amount is owed, such amounts owing to each such Person.

(c)               Exchange Procedures. As soon as reasonably practicable after the date on which Parent and Beyond6 mutually agree upon the form and substance of the Letter of Transmittal and in any event within five (5) Business Days following such date, the Company shall cause the Paying Agent to mail to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive a portion of the Merger Consideration pursuant to the terms of this Agreement, (i) a Letter of Transmittal (which shall include an accompanying IRS Form W-9 or the applicable IRS Form W-8, shall specify that delivery shall be effected and risk of loss and title to the Certificates held by such person shall pass only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for a portion of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by the Company, together with such Letter of Transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash equal to that portion of the Merger Consideration that such holder has the right to receive pursuant to the terms of this Agreement, including Section 3.2, Section 3.3 and Section 3.4, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the stock transfer books of the Company, payment of the Merger Consideration in exchange therefor may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

(d)    No Further Ownership Rights in Company Common Stock. All Merger Consideration paid upon the surrender of a Certificate in accordance with the provisions of this Article 3 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate. At the close of business on the day on which the Effective Time occurs, the stock transfer books of Beyond6 shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares that were outstanding immediately prior to the Effective Time. If, after the close of business on the day on which the Effective Time occurs, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, they shall be canceled and exchanged as provided in this Article 3.

(e)               No Liability. None of Beyond6, Parent, Surviving Corporation or the Paying Agent shall be liable to any person in respect of any portion of the Merger Consideration that would otherwise have been payable in respect of any Certificate which is delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to two (2) years after the Effective Time (or immediately prior to such earlier date on which any portion of the Merger Consideration would otherwise escheat to or become the property of any Governmental Authority), any Merger Consideration payable in accordance with this Article 3 in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(f)               Lost Certificates. If any Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, defaced or destroyed and, if required by the Surviving Corporation, the giving of an indemnification agreement, or the posting by such person of a bond in such amount as the Surviving Corporation may direct as indemnity, against any claim that may be made against it with respect to such Certificate, the Paying Agent or the Surviving Corporation, as the case may be, shall pay the Merger Consideration in respect of such lost, stolen, defaced or destroyed Certificate.

(g)     Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of Parent, the Surviving Corporation, the Paying Agent and any other applicable withholding agent, will be entitled to deduct and withhold, or cause to be deducted and withheld, from any amount payable or consideration otherwise deliverable pursuant to or as contemplated by this Agreement to any Company Holder or any other Person, such amounts as are required to be deducted and withheld therefrom under applicable Law and shall pay such amounts to the appropriate Taxing Authority. Notwithstanding anything to the contrary in this Agreement, all compensatory amounts subject to payroll reporting and withholding payable pursuant to or as contemplated by this Agreement shall be payable through the payroll process of the Surviving Corporation (or any third party payroll agent of the Surviving Corporation or Affiliate of the Surviving Corporation designated by Parent) in accordance with applicable payroll procedures. Prior to withholding any amounts from a payment made hereunder other than by reason of withholding on compensatory amounts, Parent (or the other applicable withholding agent) shall make commercially reasonable efforts to give the Person(s) concerned reasonable notice of the proposed withholding and the reasons therefor and to provide such Person with a reasonable opportunity to provide any documentation to Parent or the other applicable withholding agent in order to reduce or eliminate such withholding. To the extent amounts are so withheld and paid over to the appropriate Taxing Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(h)                Termination of Fund. At any time following the one (1) year anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent pursuant to Section 3.2(c) and that have not been disbursed to holders of Certificates, and, thereafter, subject to time limitations in Section 3.2(f), such holders shall be entitled to look only to the Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon.

(i)                Company Stock Options. As soon as reasonably practicable after the date on which Parent and Beyond6 mutually agree upon the form and substance of an option cancellation agreement (an “Option Cancellation Agreement”), Beyond6 shall distribute to each holder of Company Stock Options an Option Cancellation Agreement. Subject to the Parent’s receipt of a duly executed Option Cancellation Agreement from the applicable holder of Company Stock Options, the Parent shall, or shall cause the Surviving Corporation to, pay to each such holder of Company Stock Options, such Company Award Holder’s share of the cash portion of the Merger Consideration in accordance Section 3.2(b), which such payment shall be, for all Company Stock Options, through its payroll (and in any event no later than the next payroll period of the Parent or the Surviving Corporation after the Closing Date). For the avoidance of doubt, all applicable Tax withholding for any Merger Consideration payable to a holder of Company Stock Options shall be deducted from the portion of such Merger Consideration payable in cash to such holder of Company Stock Options. Beyond6 shall use its reasonable best efforts to obtain executed Option Cancellation Agreements from all holder of Company Stock Options prior to the Closing Date.

(j)                  Notice to Holders of Warrants. No later than the date that is one (1) calendar day following the Execution Date, Beyond6 shall deliver, or cause to be delivered, to each Warrant Holder, a written notice detailing (i) the date on which the Effective Time is expected, (ii) the date as of which it is expected that holders of Company Common Stock shall be entitled to exchange such shares of Company Common Stock into the right to receive a portion of the Merger Consideration pursuant to the terms of this Agreement, (iii) full information regarding the economic terms of Merger and (iv) the anticipated amount of proceeds payable with respect to the Warrants held by such Warrant Holder pursuant to Section 3.1(d)(i)(B).

(k)     Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Beyond6, then the directors and officers of Beyond6 as of immediately prior to the Effective Time will take all such lawful and necessary action.

(l)       Adjustment to Merger Consideration. If, during the period between the Execution Date and the Effective Time, any change in the outstanding shares of Company Common Stock occurs as a result of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, or any record date for any such purpose is established, the Merger Consideration will be appropriately adjusted; provided, however, that nothing in this Section 3.2(l) shall be construed to permit Beyond6 to take any action that is otherwise prohibited by the terms of this Agreement.

Section 3.3            Estimated and Post-Closing Final Adjustment Amount.

(a)               Not later than five (5) Business Days prior to the Closing Date, Beyond6 shall prepare and deliver to the Parent a preliminary settlement statement (the “Preliminary Settlement Statement”) setting forth a calculation and good faith estimate of the Adjustment Amount prepared in accordance with the principles set forth on Exhibit A (such estimated amount, the “Estimated Adjustment Amount”), together with reasonably detailed back-up data to support such estimates. During the period following the delivery of the Preliminary Settlement Statement and prior to the Closing Date, the Parent shall have an opportunity to review the Estimated Adjustment Amount, and if the Parent disputes any item proposed to be set forth in the Preliminary Settlement Statement, the Parent and Beyond6 will cooperate in good faith with the objective that the Parent and Beyond6 shall mutually agree upon the Estimated Adjustment Amount; provided, however, that if Beyond6 and the Parent are not able to reach a mutual agreement prior to the Closing Date, the Preliminary Settlement Statement provided by Beyond6 to the Parent shall be binding for purposes of this Section 3.3(a), and will be used for purposes of calculating the Closing Date Cash Payment to be delivered at Closing and shall be subject to further adjustment pursuant to the provisions of this Section 3.3.

(b)               Not later than sixty (60) days following the Closing Date, the Parent shall prepare and deliver to the Stockholders’ Representative a settlement statement (the “Post-Closing Statement”) setting forth the calculation of the final Adjustment Amount (the “Final Adjustment Amount”), together with reasonably detailed back-up data to support such estimates.  The Post-Closing Statement shall be prepared in accordance with the principles set forth on Exhibit A. The Parent will make available to the Stockholders’ Representative and its advisors, at the expense of the Stockholders’ Representative, during normal business hours upon reasonable advance notice to Parent, such additional data and information as the Stockholders’ Representative may reasonably request to verify the amounts reflected on the Post-Closing Statement; provided, that the Stockholders’ Representative shall not make any direct requests of the Surviving Corporation or its Representatives.  Not later than thirty (30) days following receipt of the Post-Closing Statement hereunder, the Stockholders’ Representative may deliver to the Parent a written notice (an “Adjustment Notice”) containing any changes the Stockholders’ Representative proposes to be made in the Post-Closing Statement, together with reasonable supporting explanation for such changes.  If the Stockholders’ Representative does not deliver to the Parent an Adjustment Notice within such thirty (30) day period, then the Stockholders’ Representative will be deemed to have irrevocably accepted and agreed to all items in the Post-Closing Statement, and the Final Adjustment Amount set forth therein will be considered final, conclusive and binding on the Parties and the Stockholders’ Representative.  If the Stockholders’ Representative timely delivers to the Parent an Adjustment Notice, all items in the Post-Closing Statement, other than such matters that are specifically disputed therein, shall be deemed to be accepted and agreed to by the Stockholders’ Representative and the Parent.  The Parent and the Stockholders’ Representative will negotiate in good faith to agree on the Final Adjustment Amount no later than thirty (30) days after delivery of any Adjustment Notice in accordance with the foregoing (such 30-day period, the “Resolution Period”).

(c)               If an Adjustment Notice is timely delivered to the Parent in accordance with Section 3.3(b) and all or a portion of the Final Adjustment Amount is mutually agreed upon in writing by the Parent and the Stockholders’ Representative during such Resolution Period, then the Final Adjustment Amount (or the applicable portion thereof) as so agreed will be considered final, conclusive and binding on the Parties and the Stockholders’ Representative.

(d)            If an Adjustment Notice is timely delivered to the Parent in accordance with Section 3.3(b) and the Final Adjustment Amount is not mutually agreed upon by the Parent and the Stockholders’ Representative during such Resolution Period, then the Parent and the Stockholders’ Representative shall engage an independent nationally recognized accounting firm mutually agreed to by the Parent and the Stockholders’ Representative (the “Accountant”) to resolve any remaining disagreements with respect to the Final Adjustment Amount.  The Parent and the Stockholders’ Representative will use reasonable efforts to cause the Accountant to render its decision as soon as practicable after such engagement, including by promptly complying with all reasonable requests by the Accountant for information, books, records and similar items. The Parent and the Stockholders’ Representative will instruct the Accountant to make a determination of whether the Post-Closing Statement requires adjustment (i) in writing, (ii) as promptly as practicable after the dispute has been referred to the Accountant (but in no event later than thirty (30) days thereafter) and (iii) in accordance with this Agreement. The Parent and the Stockholders’ Representative agree to instruct the Accountant to consider only those items and amounts with respect to the calculation of the Final Adjustment Amount which the Parent and the Stockholders’ Representative are unable to resolve following expiration of the Resolution Period. In resolving any such disputed item, the Accountant may not assign a value to any item greater than the greatest value for such item claimed by the Parent or the Stockholders’ Representative or less than the smallest value for such item claimed by the Parent or the Stockholders’ Representative. The Accountant may not award damages or penalties. The fees, costs and expenses of the Accountant shall be borne by the Parent, on the one hand, and by the Stockholders’ Representative, on the other, based upon the percentage which the portion of the contested amount not awarded to either the Parent or the Stockholders’ Representative, as applicable, bears to the amount actually contested by such Party. The Accountant’s determination of the disputed items will, absent manifest error, be final, conclusive and binding upon the Parties and the Stockholders’ Representative. The date on which the Final Adjustment Amount (or portion thereof) is finally determined in accordance with Section 3.3(b), (c) or (d), as applicable, is referred to as the “Determination Date.”

(e)               If the Final Adjustment Amount is greater than the Estimated Adjustment Amount, then, subject to Section 7.8(e), (i) the Parent will pay, or cause to be paid, to the Paying Agent the difference between the Final Adjustment Amount and the Estimated Adjustment Amount (the “Surplus”); and (ii) the Parent and the Stockholders’ Representative shall cause the Paying Agent to disburse the Surplus to the Company Holders pro rata in accordance with their respective Pro Rata Percentages as a portion of the Merger Consideration payable to the Company Holders.

(f)                If the Final Adjustment Amount is less than the Estimated Adjustment Amount, then, subject to Section 7.8(e), the Parent and the Stockholders’ Representative shall cause the Paying Agent to disburse from the Escrow Account, the Escrow Funds, to the Parent in an amount equal to the deficit by which the Final Adjustment Amount is less than the Estimated Adjustment Amount (the “Deficit”) up to the total amount of the then remaining Escrow Funds, and the balance of any remaining Escrow Funds shall be held for disbursement to pay any sum for Taxes owed by the Company Holders under Section 7.8.

(g)               All payments made, or to be made, under this Section will be made by electronic transfer of immediately available funds to such bank and account as may be specified by the receiving Party. Any payments made pursuant to this Section 3.3 shall be paid within five (5) Business Days of the Determination Date in accordance with Sections 3.3 (e) and (f).

Section 3.4            Escrow Funds. The Escrow Funds shall be held by the Paying Agent in accordance with the terms of this Agreement and the Escrow Agreement. The Escrow Funds shall be disbursed at the direction of the Parent and the Stockholders’ Representative in accordance with Section 3.3, this Section 3.4 or Section 7.8. Promptly following such disbursement, the Paying Agent shall disburse the balance of the Escrow Funds then remaining to the Company Holders (or, in the case of a holder of Company Stock Options, to the Surviving Corporation to be paid to such holder of Company Stock Options through the payroll process of the Surviving Corporation (or any third party payroll agent of the Surviving Corporation or Affiliate of the Surviving Corporation designated by Parent) in accordance with applicable payroll procedures) pro rata in accordance with their respective Pro Rata Percentages as a portion of the Merger Consideration payable to the Company Holders; provided that the balance of the Escrow Funds shall not be so disbursed prior to the six-month anniversary of the Closing Date (such date, the “Escrow Expiration Date”) without Parent’s prior written consent. Promptly following the Escrow Expiration Date, the Paying Agent shall disburse the balance of the Escrow Funds then remaining to the Company Holders (or, in the case of a holder of Company Stock Options, to the Surviving Corporation to be paid to such holder of Company Stock Options through the payroll process of the Surviving Corporation (or any third party payroll agent of the Surviving Corporation or Affiliate of the Surviving Corporation designated by Parent) in accordance with applicable payroll procedures) (less the maximum aggregate amount of the Escrow Funds that would be required to satisfy in full any and all outstanding claims received by the Escrow Agent on or prior to the Escrow Expiration Date in accordance with the Escrow Agreement that remain pending and unresolved (or resolved but unpaid) as of the Escrow Expiration Date) pro rata in accordance with their respective Pro Rata Percentages as a portion of the Merger Consideration payable to the Company Holders. Notwithstanding anything to the contrary in this Agreement, Parent’s and Sub’s sole recourse for payment of any amounts due to Parent pursuant to Section 3.3, this Section 3.4 or Section 7.8 shall be to the Escrow Account and neither Parent nor Sub or any of their respective Affiliates shall have any claim against the Company, the Stockholders’ Representative or any of their respective Affiliates in respect of such amounts. The Parent shall pay, or cause to be paid, all fees and expenses payable to the Paying Agent in connection with its services pursuant to this Agreement.

Section 3.5            Representative Holdback. The Representative Holdback shall be paid at Closing pursuant to Section 3.2(b)(iv) to an account maintained for the benefit of the Company Holders, and shall be held, used and disbursed by or at the direction of the Stockholders’ Representative in accordance with Section 3.6.

Section 3.6            Stockholders’ Representative.

(a)               By voting in favor of or consenting to the Merger or by surrendering or delivering to Beyond6, the Paying Agent, the Parent or the Surviving Corporation (or its designee payroll service provider), as applicable, an executed Letter of Transmittal to the Paying Agent, in exchange for the Merger Consideration to be paid in accordance with this Agreement, each Company Holder irrevocably approves the appointment of, and hereby irrevocably constitutes and appoints the Stockholder Representative as the sole, exclusive, true and lawful agent, representative and attorney-in-fact of all Company Holders and each of them with respect to any and all matters relating to, arising out of, or in connection with, this Agreement, or any other Transaction Document, including for purposes of taking any action or omitting to take any action on behalf of each Company Holder hereunder to:

(i)    execute and deliver all amendments, waivers, ancillary agreements, certificates and documents that the Stockholders’ Representative deems necessary or appropriate. in connection with the consummation of the transactions contemplated by this Agreement or any other Transaction Document, or in connection with any of the matters set forth in clauses (ii) through (vii) of this Section 3.6(a);

(ii)          do or refrain from doing any further act or deed on behalf of the Company Holders that the Stockholders’ Representative deems necessary or appropriate in its discretion relating to the subject matter of this Agreement as fully and completely as the Company Holders could do if personally present;

(iii)             administer the defense or settlement of any disputes regarding the Post-Closing Statement pursuant to Section 3.3 and agreeing to or negotiating the Final Adjustment Amount, Surplus or Deficit;

(iv)              give any written direction to the Paying Agent;

(v)                give or receive notices to be given or received by the Company Holders under this Agreement, or any other Transaction Document (except to the extent that this Agreement, or any other Transaction Document expressly contemplates that any such notice shall be given or received by each Company Holder individually); as the representative of the Company Holders, to enforce and protect the rights and interests of the Company Holders and to enforce and protect the rights and interests of the Stockholders’ Representative arising out of or under or in any manner relating to this Agreement and each other Transaction Document and, in connection therewith, to (i)  employ such agents, consultants and professionals, to delegate authority to its agents, to take such actions and to execute such documents on behalf of the Company Holders as the Stockholders’ Representative, in its reasonable discretion, deems to be in the best interest of the Company Holders; (ii) assert or institute any claim, action, proceeding or investigation; (iii) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by Parent, or any other Person, against the Stockholders’ Representative and following the Closing receive process on behalf of any or all Company Holders in any such claim, action, proceeding or investigation and compromise or settle on such terms as the Stockholders’ Representative shall determine to be appropriate, give receipts, releases and discharges on behalf of all of Company Holders with respect to any such claim, action, proceeding or investigation; (iv) file any proofs, debts, claims and petitions as the Stockholders’ Representative may deem advisable or necessary; (v) settle or compromise any claims asserted; (vi) assume, on behalf of all of Company Holders, the defense of any claim; and (vii) file and prosecute appeals from any decision, judgment or award rendered in any of the foregoing claims, actions, proceedings or investigations, it being understood that the Stockholders’ Representative shall not have any obligation to take any such actions, and shall not have liability for any failure to take such any action; and

(vi)              take any other action that, pursuant to the express terms hereof, is to be (or which may be taken by) the Stockholders’ Representative.

All actions, notices, communications and determinations by or on behalf of the Company Holders shall be given or made by the Stockholders’ Representative and all such actions, notices, communications and determinations by the Stockholders’ Representative shall conclusively be deemed to have been authorized by, and shall be binding upon, any of and all Company Holders, and no Company Holder shall have the right to object, dissent, protest or otherwise contest the same. Without limiting the rights and obligations of Beyond6, Parent and Sub under this Agreement, the Stockholders’ Representative shall be entitled to: (i) rely upon the Preliminary Settlement Statement and Allocation Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Holder.

(b)               The Stockholders’ Representative may resign at any time. If the Stockholders’ Representative resigns, dies or becomes legally incapacitated, then a majority of the Company Holders, based on their respective Pro Rata Percentages, shall promptly designate in writing to Parent a single Person to fill the Stockholders’ Representative vacancy as the successor Stockholders’ Representative hereunder. If at any time there shall not be a Stockholders’ Representative or the Company Holders fail to designate a successor Stockholders’ Representative, then Parent may have a court of competent jurisdiction appoint a Stockholders’ Representative hereunder. A majority of the Company Holders, based on their respective Pro Rata Percentages, may also replace the Person serving as the Stockholders’ Representative from time to time and for any reason upon at least ten (10) days’ prior written notice to Parent.

(c)               The Stockholders’ Representative shall act for the Company Holders on all of the matters set forth in this Agreement in the manner the Stockholders’ Representative reasonably believes to be in the best interest of the Company Holders. The Stockholders’ Representative is authorized to act on behalf of the Company Holders notwithstanding any dispute or disagreement among the Company Holders. In taking any actions as Stockholders’ Representative, the Stockholders’ Representative may rely conclusively, without any further inquiry or investigation, upon any certification or confirmation, oral or written, given by any Person the Stockholders’ Representative reasonably believes to be authorized thereunto. The Stockholders’ Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Stockholders’ Representative. The Stockholders’ Representative will incur no liability of any kind with respect to any action or omission by the Stockholders’ Representative in connection with the Stockholders’ Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Stockholders’ Representative’s gross negligence or willful misconduct. The Stockholders’ Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Company Holders will indemnify, defend and hold harmless the Stockholders’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Stockholders’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholders’ Representative, the Stockholders’ Representative will reimburse the Company Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholders’ Representative by the Company Holders, any such Representative Losses may be recovered by the Stockholders’ Representative from (i) the funds in the Representative Holdback and (ii) the Escrow Funds at such time as remaining amounts would otherwise be distributable to the Company Holders (but only to the extent of the funds then available for distribution to the Company Holder); provided that while this section allows the Stockholders’ Representative to be paid from the Representative Holdback and the Escrow Funds, as applicable, this does not relieve the Company Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholders’ Representative from seeking any remedies available to it at law or otherwise. In no event will the Stockholders’ Representative be required to advance its own funds on behalf of the Company Holders or otherwise. The foregoing indemnification shall not be deemed exclusive of any other right to which the Stockholders’ Representative may be entitled apart from the provisions hereof. In the event of any indemnification under this Section 3.6(c), each Company Holder shall promptly deliver to the Stockholders’ Representative full payment of his, her or its ratable share of such indemnification claim. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholders’ Representative under this section. The foregoing indemnities will survive the Closing, the resignation or removal of the Stockholders’ Representative or the termination of this Agreement. Except for this Agreement, the Stockholders’ Representative has not entered into any Contract, arrangement or understanding with the Company or any Company Holder, and the Company Holders do not have any requirements, prerequisites or veto rights in connection with the Stockholders’ Representative’s fulfillment of its obligations or exercise of its rights under this Agreement.

(d)               The Stockholders’ Representative shall treat confidentially any nonpublic information disclosed to it pursuant to this Agreement and shall not use such nonpublic information other than in the performance of its duties as the Stockholders’ Representative. In addition, the Stockholders’ Representative shall not disclose any nonpublic information disclosed to it pursuant to this Agreement to anyone except as required by Law; provided that (i) the Stockholders’ Representative may disclose such nonpublic information to legal counsel and other advisors under an obligation of confidentiality and non-use in its capacity as such (for the purpose of advising the Company Holders on any information disclosed to such Stockholders’ Representative pursuant to this Agreement), (ii) the Stockholders’ Representative (or legal counsel or other advisor to whom information is disclosed pursuant to clause (i) above) may disclose such nonpublic information disclosed to the Stockholders’ Representative pursuant to this Agreement in any action relating to this Agreement or the transactions contemplated hereby (or, in either case, discussion in preparation therefor) and (iii) the Stockholders’ Representative may disclose to employees, advisors, agents or consultants of the Stockholders’ Representative and to any Company Holder (in each case who have a need to know such information and who are subject to confidentiality obligations with respect thereto) any such nonpublic information disclosed to the Stockholders’ Representative.

(e)               Parent, the Company, the Surviving Corporation and their respective Subsidiaries and Affiliates shall be entitled to rely exclusively on the authority of the Stockholders’ Representative as the agent, representative and attorney-in-fact of the Company Holders for all purposes under this Agreement, including the communications of the Stockholders’ Representative relating to the foregoing as the communications of the Company Holders, and shall have no Liability for any such reliance or be held liable or accountable in any manner for any act or omission of the Stockholders’ Representative in such capacity. Neither Parent nor the Company are required to make any inquiry or investigation regarding the authority of the Stockholders’ Representative to act on behalf of all Company Holders hereunder. No Company Holder may revoke the authority of the Stockholders’ Representative. Each Company Holder, by voting in favor of or consenting to the Merger or by surrendering or delivering a Certificate or an affidavit in lieu thereof to Beyond6, the Paying Agent, the Parent, or the Surviving Corporation (or its designee payroll service provider), as applicable, along with an executed Letter of Transmittal, hereby ratifies and confirms, and hereby agrees to ratify and confirm, any action taken by the Stockholders’ Representative in the exercise of the power-of-attorney granted to the Stockholders’ Representative pursuant to this Section 3.6, which power-of-attorney, being coupled with an interest, is irrevocable and shall survive the death, incapacity or incompetence of such Company Holder.

(f)                The Representative Holdback will be used for the purposes of paying directly, or reimbursing the Stockholders’ Representative for, any third party expenses pursuant to this Agreement and the Escrow Agreement. The Company Holders will not receive any interest or earnings on the Representative Holdback and irrevocably transfer and assign to the Stockholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholders’ Representative will not be liable for any loss of principal of the Representative Holdback other than as a result of its gross negligence or willful misconduct. Contemporaneous with or as soon as practicable following the release in full of the Escrow Funds, the Stockholders’ Representative shall disburse the balance of the Representative Holdback then remaining to the Company Holders pro rata in accordance with their respective Pro Rata Percentages as a portion of the Merger Consideration payable to the Company Holders. For U.S. federal and applicable state and local income tax purposes, the Representative Holdback shall be treated as having been received and voluntarily set aside by the Company Holders at the time of Closing. The Parties agree that the Stockholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Holdback.

(g)                    Tax Treatment. The Parties intend for the Merger to be treated as a taxable sale of shares of Beyond6 by the Company Holders, it being understood and agreed that none of the Parties, the Company Holders, nor any of their respective Representatives, make any representations or warranties regarding the Tax treatment or Tax consequences of the Merger or any of the other transactions contemplated by this Agreement or the other Transaction Documents. Each Party acknowledges that it is relying solely on its own Tax advisors in connection with the Merger and any other transactions contemplated by this Agreement or the other Transaction Documents.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

Except as set forth in the Schedules, Beyond6 hereby represents and warrants to Parent and Sub as of the Execution Date as set forth below:

Section 4.1            Due Organization; Qualification.

(a)               Beyond6 is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the necessary corporate power and authority to own, operate or lease the properties now owned, operated or leased by it and to carry on the Company Business as currently conducted by Beyond6 and is duly licensed and qualified to do business and is in good standing in each jurisdiction where the properties owned or leased by it or the operation of the Company Business as currently conducted by Beyond6 requires such licensing or qualification, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)               ANG is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of New York and has the necessary limited liability company power and authority to own, operate or lease the properties now owned, operated and leased by it and to carry on the Company Business as currently conducted by ANG and is duly licensed and qualified to do business and is in good standing in each jurisdiction where the properties owned or leased by it or the operation of the Company Business as currently conducted by ANG requires such licensing or qualification, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)               Beyond6 has made available to Parent and Sub true and complete copies of the Organizational Documents of Beyond6 and ANG and any amendments thereto.

Section 4.2            Authorization; Enforceability. Beyond6 has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated herein and therein. The Written Consent has been duly and validly executed and delivered by the Company Holders, as contemplated herein, and immediately following execution of this Agreement will constitute, the valid and binding obligations of the Company Holders, enforceable against the Company Holders in accordance with the terms and conditions of the Written Consent. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated herein or therein will have been duly and validly authorized by all necessary corporate action on the part of the Company. This Agreement and each of the other Transaction Documents to which Beyond6 is or will be a party has been, or upon execution and delivery thereof will be, duly and validly executed and delivered by Beyond6 and, assuming that this Agreement and the other Transaction Documents to which Beyond6 is a party constitute the valid and binding agreement of the other Parties thereto, constitute, or upon execution and delivery will constitute, the valid and binding obligations of Beyond6, enforceable against Beyond6 in accordance with their respective terms and conditions, except that the enforcement hereof and thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) (collectively, “Creditors’ Rights”).

Section 4.3            Capitalization; Subsidiaries.

(a)               The equity interests as set forth on Schedule 4.3(a) constitute all of the issued and outstanding equity interests of Beyond6 and ANG. All of such equity interests have been duly authorized, are validly issued, are fully paid and non-assessable, are owned of record and beneficially by the Company Holders, free and clear of all Liens and were issued in compliance with applicable Law and not in violation of the Organizational Documents of Beyond6 or ANG, as applicable.

(b)               Except (i) for the Merger, (ii) as set forth on Schedule 4.3(b), or (iii) as set forth in Beyond6’s and ANG’s Organizational Documents, as applicable, there are no outstanding or authorized (A) equity interests of Beyond6 or ANG, including any preferred or convertible equity interests; (B) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal, or other rights, agreements, arrangements or commitments of any character relating to the capital stock of Beyond6 or ANG obligating Beyond6 or ANG to issue, sell, or otherwise cause to become outstanding or to acquire, repurchase, or redeem, any securities of Beyond6 or ANG (including any securities convertible into or exchangeable or exercisable for any equity interest of Beyond6 or ANG) or to make an investment in another Person; or (C) stock appreciation, phantom stock, profit participation, or similar rights with respect to Beyond6 or ANG.

(c)               Except for Beyond6’s ownership of all the issued and outstanding equity interests of ANG, neither Beyond6 nor ANG owns or, except as set forth on Schedule 4.3(c), has ever owned, directly or indirectly, any capital stock, equity interests or other securities of any Person.

(d)                 Except as set forth on Schedule 4.3(d), there are no voting trusts, stockholder agreements, proxies or other agreements or understanding in effect with respect to the voting or transfer of any of the Outstanding Shares.

Section 4.4            Indebtedness. Except as set forth on Schedule 4.4 neither Beyond6 nor ANG has any outstanding Indebtedness.

Section 4.5            No Conflict; Consents.

(a)               Except for those set forth on Schedule 4.5(a) (collectively, the “Company Required Governmental Authorizations”), no Governmental Authorization of, or filing with, any Governmental Authority is required on the part of Beyond6 or ANG in connection with the execution, delivery and performance by Beyond6 of this Agreement, the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby, except filings, consents or approvals which, if not made or obtained, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)               Except as set forth on Schedule 4.5(b), and assuming receipt of the Company Required Governmental Authorizations, the execution, delivery and performance by Beyond6 of this Agreement and, the other Transaction Documents, and the consummation of the transactions contemplated hereunder and thereunder, will not (i) result in any violation or breach of any provision of the Organizational Documents of Beyond6 or ANG, (ii) require the consent by any Person under, conflict with, result in a breach or violation of or default under, or constitute or give rise to a termination, cancellation or acceleration or right of termination, cancellation or acceleration of any right or obligation under any Material Contract, (iii) result in a violation of or default under any Law or Governmental Authorization to which Beyond6 or ANG is subject, (iv) result in the creation or imposition of any Lien (other than a Permitted Lien) on the Company Assets or (v) result in the cancellation, modification or suspension of any material Governmental Authorization used by, or any Governmental Authorization required for the ongoing operation of the Company, except, in the case of each of the foregoing clauses (ii), (iii) and (iv) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.6            Legal Proceedings. Except as set forth on Schedule 4.6, there are no, and since January 1, 2018 there have not been any, Legal Proceedings pending or, to the Knowledge of Beyond6, threatened against Beyond6 or ANG that (i) involves or affects Beyond6, ANG or the Company Assets, (ii) seeks to prevent, enjoin, alter, delay or otherwise would reasonably be expected to adversely affect the consummation by Beyond6 or ANG of the transactions contemplated herein or therein. There are no outstanding Orders imposed upon Beyond6 or ANG or any of the Company Assets.

Section 4.7            Financial Matters.

(a)               Set forth on Schedule 4.7(a) are true, correct and complete copies of the following financial statements (collectively, the “Financial Statements”):

(i)                 the audited consolidated financial statements of the Company as of December 31 in each of the years 2018 and 2019, and the related audited consolidated income statement and statement of cash flow of the Company for the years then ended; and

(ii)               the unaudited consolidated balance sheet of the Company as of September 30, 2020 (the “Reference Balance Sheet Date”), and the related unaudited consolidated income statement and statement of cash flow of the Company for the nine (9) month period then ended (the “Interim Financial Statements”).

(b)               Except as disclosed in Schedule 4.7(b), the Financial Statements have been prepared in accordance GAAP applied on a consistent basis throughout the periods covered thereby. The Financial Statements fairly present in all material respects the financial condition, results of operations, equity and cash flow of the Company at the respective dates and for the respective periods described above, subject, however, in the case of Interim Financial Statements, to normal year-end audit adjustments and accruals and the absence of notes and other textual disclosures permitted to be excluded by GAAP.

(c)               The Financial Statements were derived from the books and records of the Company and have been made available to Parent.

Section 4.8            No Undisclosed Material Liabilities. The Company does not have any material Liability of any type (whether accrued, absolute, contingent or otherwise), other than any such Liabilities (a) incurred in the ordinary course of business since the Reference Balance Sheet Date (and which are not material to the Company or are included in the Adjustment Amount), (b) as described on Schedule 4.8 or which are included in the determination of the Final Adjustment Amount or (c) those that are adequately referenced or reserved against in the Interim Financial Statements as of the Reference Balance Sheet Date.

Section 4.9               Absence of Certain Changes. Except as set forth on Schedule 4.9 or as contemplated by this Agreement and the Transaction Documents, since the Reference Balance Sheet Date, (x) the Company has operated the Company Business in the ordinary course of business in all material respects and (y) without limiting the generality of the foregoing, neither Beyond6 nor ANG has:

(a)               suffered any event, occurrence or development that has had a Material Adverse Effect;

(b)               amended its Organizational Documents;

(c)               made any declaration or payment of any dividends or distributions on or in respect of any of the Outstanding Shares or any repurchase, redemption or acquisition of any Outstanding Shares;

(d)               effected any split, combination, recapitalization or reclassification of any shares of the Company’s capital stock;

(e)              effected any issuance, sale, grant or other disposition of its equity interests, or grant of any options, warrants, subscription rights, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its equity interests;

(f)             (i) entered into any Contract that would constitute a Material Contract, except Contracts made in the ordinary course of business consistent with past practice, or (ii) entry into any Affiliate Contract (as defined below);

(g)            made any material change in any method of accounting or accounting practice of the Company, except as required by applicable Law or as disclosed in the notes to the Financial Statements;

(h)     made, changed or revoked any election with respect to Taxes, changed any annual accounting period or method of accounting for Tax purposes, filed any amended Tax Return, settled any claim or assessment with respect to Taxes, surrendered any right to claim a refund, offset or other reduction in Tax liability, or extended or waived the limitations period applicable to any claim or assessment with respect to Taxes;

(i)              agreed to the incurrence, assumption, or guarantee of any Indebtedness in an aggregate amount exceeding $1,000,000, except unsecured current obligation and liabilities incurred in the ordinary course of business;

(j)                 mortgaged, pledged or subjected to any Lien (other than a Permitted Lien) or sold or disposed of any of the assets shown or reflected on the Interim Financial Statements, except in the ordinary course of business having an aggregate value of less than $1,000,000;

(k)               acquired by merger, consolidation or otherwise any real property (or rights or interests therein) or, except in the ordinary course of business, any material assets or business of any Person or other business organization or division thereof;

(l)              suffered any damage, destruction, eminent domain taking, or other casualty loss (whether or not covered by insurance) affecting the Company Business, the Company Assets, or the Company in any material respect;

(m)              made any increase or alteration to the compensation, bonus or other benefits paid or payable to any of its employees, or any alteration in the timing, vesting or method of payments, bonus or other benefits, whether conditionally or otherwise, to any of its employees, other than normal merit and cost of living increases and alterations in accordance with its past practices and in the ordinary course of business; terminated the employment of any key employee, engaged in any group layoffs or furloughs, or terminated any employees that would require notice under the Worker Adjustment and Retraining Notification Act or any comparable state or local Law;

(n)               adopted any plan of reorganization, liquidation, or dissolution or filed a petition in bankruptcy under any Law or consented to the filing of any bankruptcy petition against it under any Law; or

(o)               entered into any Contract to do any of the foregoing.

Section 4.10        Real Property.

(a)               Schedule 4.10(a) contains a true, correct and complete list of all of the real property and interests in real property owned by either Beyond6 or ANG (the “Owned Real Property”). Other than Beyond6 or ANG, as applicable, no Person is in possession of, or has any rights to possess, occupy, operate and/or use, the Owned Real Property.

(b)               Schedule 4.10(b)(i) contains a true, correct and complete list of (i) all of the real property in which either Beyond6 or ANG holds a leasehold or similar interest (the “Leased Real Property”), and (ii) all leases, subleases, licenses of other occupancy agreements of or relating to the Leased Real Property, including all amendments or modifications thereto and all guarantees thereof (the “Real Property Leases”). Except as set forth on Schedule 4.10(b)(ii), neither Beyond6 nor ANG has assigned any of the Real Property Leases in whole or in part, nor have Beyond6 or ANG subleased, licensed or otherwise granted any rights to possess, occupy, operate and/or use the Leased Real Property or any portion thereof, and, other than Beyond6 or ANG, as applicable, and the landlords, lessors or similar parties under the Real Property Leases, no Person is in possession of, or has any rights to possess, occupy, operate and/or use, the Leased Real Property. Except as is not material to the Company, there exists no default (and no event has occurred which, with notice or lapse of time, would constitute a default) by Beyond6 or ANG, as applicable, or, to the Knowledge of Beyond6, any other party, under any Real Property Lease. Each Real Property Lease is in full force and effect and is enforceable against the Company and, to the Knowledge of Beyond6, the other parties thereto in accordance with its terms (subject to Creditors’ Rights). Beyond6 has delivered or made available to Parent and Sub true, correct and complete copies of the Real Property Leases.

(c)               The Real Property constitutes all of the real property owned, leased or otherwise possessed, occupied, operated and or used by Beyond6 and ANG as of the Execution Date, and the Real Property is sufficient for the conduct of the Company Business as it is currently being conducted. Beyond6 or ANG, as applicable, has (i) good and marketable fee simple title to all Owned Real Property, and (ii) a good and valid leasehold interest in all Leased Real Property, in each case, free and clear of all Liens, except for Permitted Liens.

(d)     Except as set forth on Schedule 4.10(d), the Real Property is in good and working order, condition and repair, ordinary wear and tear excepted, except, in each case, as would not reasonably be expected to materially impair or adversely affect the occupancy, use or operation of any Real Property for purposes of the Company Business.

(e)            There are no claims, litigation, administrative actions or similar proceedings, including without limitation proceedings relating to condemnation, expropriation or eminent domain, pending or, to the Knowledge of Beyond6, threatened, against or otherwise affecting any of the Real Property or any portion thereof or interest therein except, in each case, as would not reasonably be expected to materially impair or adversely affect the occupancy, use or operation of any Real Property for purposes of the Company Business.

(f)              There is no pending or, to the Knowledge of Beyond6, threatened or anticipated change in any zoning or land use laws applicable to the Real Property that would reasonably be expected to materially impair or adversely affect the occupancy, use or operation of any Real Property for purposes of the Company Business. Neither Beyond6 nor ANG has received any written notice of violation of any building, zoning, comprehensive planning, subdivision, health and safety and other land use laws, regulations, ordinances and rules affecting any Real Property that remains uncured as of the Execution Date nor, to the Knowledge of Beyond6, does any such violation exist.

Section 4.11        Personal Property. Beyond6 and ANG have good and valid title to all of the Personal Property, in each case, free and clear of all Liens, except for Permitted Liens.

Section 4.12        Governmental Authorizations; Compliance with Law. Except as otherwise set forth on Schedule 4.12, since January 1, 2018, (a) Beyond6 and ANG have held all material Governmental Authorizations necessary for the conduct of the Company Business as then conducted, and such Governmental Authorizations were and are valid and in full force and effect, (b) Beyond6 and ANG were and are each in compliance in all material respects with all such Governmental Authorizations held by Beyond6 or ANG, as applicable, and Laws to which it or the Company Assets were and are subject and (c) neither Beyond6 nor ANG has received written notification from any applicable Governmental Authority that it is not in material compliance with any Laws or any Orders to which it or the Company Assets are subject, and no written claims have been made against either Beyond6 or ANG alleging violation of any such Laws or Orders. To the Knowledge of Beyond6, no investigation or review by any Governmental Authority is currently pending or has been threatened against the Company or any director or officer of the Company.

Section 4.13        Taxes. Except as set forth on Schedule 4.13:

(a)                Each of Beyond6 and ANG have timely and duly filed all material Tax Returns required to be filed by it when due (taking into account any applicable extensions), and each such Tax Return is true, correct, and complete in all material respects. All material Taxes owed by Beyond6 or ANG or for which Beyond6 or ANG may be liable which are or have become due have been timely paid in full.

(b)               There are no material Liens (other than Permitted Liens) upon any of the Company Assets that arose in connection with any failure (or alleged failure) to pay any Tax.

(c)              There is no material claim against the Company for any Taxes, and no assessment, deficiency, or adjustment has been asserted, proposed, or to the Knowledge of Beyond6, threatened with respect to any Taxes or Tax Returns of or with respect to the Company. Except as set forth in Schedule 4.13, no material Tax audits or Legal Proceedings are being conducted, pending, or to the Knowledge of the Company, threatened with respect to a material amount of Taxes of either Beyond6 or ANG. No material claim has ever been made by a Taxing Authority in a jurisdiction where Beyond6 or ANG does not currently file Tax Returns that it is or may be subject to taxation in that jurisdiction.

(d)               There is not in force any extension of time with respect to the due date for the filing of any material Tax Return of or with respect to Beyond6 or ANG or any waiver or agreement for any extension of time for the assessment or payment of any material Tax of or with respect to the Company (other than an automatic extension of time not requiring the consent of the applicable Taxing Authority). No power of attorney that is currently in force has been granted with respect to any matter related to Taxes that could affect the Company.

(e)                None of the Company Assets are subject to any tax partnership agreement or are otherwise treated or required to be treated as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code. Neither Beyond6 nor ANG owns any interest in any other entity the income of which is or could be required to be included in the income of the Company.

(f)               Neither Beyond6 nor ANG (i) is a party to any material Tax allocation, sharing, or indemnity agreement or arrangement, including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses, (other than agreements or arrangements not primarily related to Taxes); (ii) is or has been a member of an affiliated group filing consolidated or combined Tax Returns (other than groups the common parent of which is or was Beyond6 or ANG); or (iii) otherwise has any material liability for the Taxes of any Person (other than Beyond6 or ANG) as a transferee or successor or otherwise.

(g)               All material Taxes required to be withheld, collected or deposited by or with respect to Beyond6 or ANG have been timely withheld, collected or deposited, as the case may be, and to the extent required, have been paid to the relevant Taxing Authority.

(h)               ANG is properly classified as an entity disregarded as separate from Beyond6 for U.S. federal income tax purposes.

(i)            Neither Beyond6 nor ANG has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither Beyond6 nor ANG has received written notice from a non-U.S. Taxing Authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the United States.

(j)                Neither Beyond6 nor ANG (i) has any request for a ruling in respect of Taxes pending between it and any Taxing Authority or (ii) has entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreements with a Taxing Authority that will be in effect after Closing. Neither Beyond6 nor ANG is a party to any agreement with any Taxing Authority that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement.

(k)              Neither Beyond6 nor ANG will be required to include any material item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of (i) an adjustment under either Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law) by reason of a change in method of accounting or otherwise on or prior to the Closing Date for a Tax period ending on or prior to the Closing Date; (ii) a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) executed on or prior to the Closing Date; (iii) an intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of the state, local or foreign Tax law) entered into or created on or prior to the Closing Date; (iv) the cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date; or (v) a prepaid amount received on or prior to the Closing Date.

(l)            Neither Beyond6 nor ANG has participated (within the meaning of Treasury Regulations Section 1.6011-4(c)(3)) in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(and all predecessor regulations). Beyond6 and ANG have disclosed on their Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or non-U.S. law).

(m)             Neither Beyond6 nor ANG has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the Execution Date or in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

Notwithstanding anything to the contrary herein, neither Beyond6 nor ANG makes any representation pursuant to this Agreement as to the amount or availability of any net operating loss carryforward, net capital loss carryforward, or tax credit carryforward with respect to any taxable period or portion thereof after the Closing Date. For the avoidance of doubt, references to Beyond6 in this Section 4.13 and Section 4.17 shall include all predecessors of Beyond6, including ANG Holdings, Inc.

Section 4.14        Environmental Matters. Except as is not material to the Company or as set forth on Schedule 4.14, as of the Execution Date:

(a)              the Company has all Environmental Permits required for operation of the Company Business as currently operated on the Execution Date, all such Environmental Permits are in full force and effect and not subject to challenge by any Person, and the Company is in compliance with such Environmental Permits;

(b)               the Company is, and for the preceding three (3) years has been, in compliance with all Environmental Laws in all respects, including all registration, recordkeeping, and other obligations required to generate, hold, trade and sell Environmental Attributes, and each Contract with Environmental Attributes that the Company is party to constitutes a legal, valid and binding agreement of Beyond6 or ANG, as applicable, and, to the Knowledge of Beyond6, any other party thereto, and is enforceable in accordance with its terms (subject to Creditors’ Rights);

(c)           neither Beyond6 nor ANG has received any written notice of any pending or unresolved violation, noncompliance, enforcement, or investigation with respect to Environmental Law, or alleging that the Company is liable for remediation of contamination or other environmental response costs at any location where there has been a Release of Hazardous Substances associated with the Company Business;

(d)               there has been no Release of any Hazardous Substance by the Company or, to the Knowledge of Beyond6, by any third party in connection with the Company Business at any location in violation of any Environmental Laws or in a manner that could reasonably be expected to give rise to a remedial or corrective obligation pursuant to Environmental Laws. To the Knowledge of Beyond6, there has been no exposure of any Person or property to any Hazardous Substance in connection with any of the Company Assets or of the Company’s operations that could reasonably be expected to form the basis for a Claim arising under any Environmental Law against the Company;

(e)     the Company has not assumed or retained by contract or operation of law any liability arising under Environmental Law or with respect to any Environmental Claim;

(f)     neither Beyond6 nor ANG is the subject of any Environmental Claim, which such Environmental Claim remains unresolved and, to the Knowledge of Beyond6, no such Claim is threatened against the Company;

(g)     there is no pending Order applicable to Beyond6 or ANG or, to the Knowledge of Beyond6, the Real Property, arising from any violation of Environmental Laws or any Release of Hazardous Substances; and

(h)     the Company has made available to Parent complete and accurate copies of all environmental assessment and audit reports and studies, all Environmental Permits, documentation relating to any Environmental Attributes, and all correspondence addressing Environmental Claims relating to the Company Business or otherwise relating to the Company’s compliance with Environmental Laws, that have been prepared or received in the three (3) years preceding the Execution Date, in each case, to the extent they are in the possession or control of the Company.

Section 4.15        Material Contracts.

(a)               Except for the Real Property Leases and any Contracts related to any Owned Real Property, Schedule 4.15 contains a list of each of the following Contracts to which either Beyond6 or ANG is a party as of the Execution Date (the “Material Contracts”):

(i)                (A) any capital lease or (B) any other lease or other Contract relating to equipment providing for aggregate annual rental payments in excess of $1,000,000, under which any equipment is held or used by the Company;

(ii)               any Contract for the supply of goods or services (A) requiring performance by any party more than one year from the Execution Date that cannot be terminated on ninety (90) or fewer days’ notice, or (B) that provides for future payments by or to the Company of more than $1,000,000 in the aggregate;

(iii)             any Contract for the sale or purchase of any material asset that provides for the future payment by or to the Company of more than $1,000,000 in the aggregate;

(iv)              any Contract that grants to any Person a right to purchase (including rights of first refusal, options or similar rights) any assets of the Company, other than in the ordinary course of business, for consideration in excess of $1,000,000;

(v)                  any Contract that contains (A) any covenant of the Company that materially limits or purports to limit the ability of the Company to solicit any customers or employees or compete in any line of business or with any Person in any geographic area, (B) minimum purchase commitments or “take or pay” terms or (C) a grant of a right of first refusal, first offer or first negotiation or a “most favored nation” or other preferential pricing arrangement;

(vi)              any commitment to make any capital expenditure or to purchase a capital asset in excess of $1,000,000 per annum;

(vii)            any Contract that relates to the licensing, distribution, development, purchase or sale of Owned Intellectual Property or Licensed Intellectual Property, including, without limitation, technology consulting agreements, coexistence agreements, consent agreements, joint development agreements, and nonassertion agreements (excluding non-exclusive, unmodified “off-the-shelf” software licensed to either Beyond6 or ANG for internal use purposes on generally standard terms or conditions involving consideration of less than $1,000,000, including purchase orders)

(viii)             except with respect to any Organizational Document of Beyond6 or ANG, any agreement between Beyond6 or ANG, on the one hand, and any D&O, any Affiliate of Beyond6 or ANG (including any holder of Company Common Stock) or any Family Member of any D&O, on the other hand (any such contract, an “Affiliate Contract”);

(ix)               any Contract which relates to Indebtedness under which the Company has outstanding obligations in excess of $1,000,000;

(x)     all collective bargaining agreements or Contracts with any labor organization, union or association, works council or trade union to which the Company is a party or bound;

(xi)       any stockholder, voting or similar agreement relating to the equity securities of the Company;

(xii)     any Contract (including settlement arrangements) pursuant to which the Company has agreed to settle or otherwise compromise any pending or threatened action, suit, claim, investigation or other legal proceeding for an amount in excess of $1,000,000 and under which the Company has any material continuing obligations;

(xiii)              any Contract (A) granting a third party rights to any Intellectual Property of the Company or (B) pursuant to which the Company is granted a license under, or granted an option to obtain a license under, any rights to any Intellectual Property that is material to the conduct of the business of the Company (other than (i) “off the shelf” licenses for commercially available software involving an annual license fee of less than $1,000,000 and (ii) implied licenses granted in the ordinary course of business);

(xiv)          any Contract granting exclusive marketing, sales representative relationship, franchising consignment or distribution right to any third party, in each case entered into by the Company in the ordinary course of business;

(xv)                  any written bonus, pension, profit sharing, retirement or other form of deferred compensation plans;

(xvi)                 any Contracts between the Company and any Governmental Authority;

(xvii)              any Contracts with any professional employer organization, personnel staffing organization, employee leasing organization or other entity that provides personnel services or other personnel-related, employment-related, or employee benefit related services to the Company;

(xviii)             any Contract under which the Company has directly or indirectly guaranteed any liabilities or obligations of a third party in excess of $1,000,000, including all Contracts for the indemnification by the Company of any Person or the assumption or payment of any material Tax, environmental or other liability of any Person (other than ordinary course Contracts relating to the purchase and sale of products and Contracts that would not reasonably be expected to be material to the Company); and

(xix)     except with respect to any Organizational Document of Beyond6 or ANG, any partnership, joint venture, limited liability company agreement or similar Contract (however named) involving the sharing of profits, losses, costs or liabilities between the Company and any other Person.

(b)               Each Material Contract is in full force and effect and constitutes a legal, valid and binding agreement of Beyond6 or ANG, as applicable, enforceable in accordance with its terms (subject to Creditors’ Rights). The Company is not in breach of, or default under, any Material Contract, except for such breaches or defaults that would not reasonably be expected to be material to the Company. Neither Beyond6 nor ANG has received written notification that any of its Material Contracts is not in full force and effect, or that it or any other party thereto has breached its obligations thereunder, and, to the Knowledge of Beyond6, no event has occurred that (with or without notice or lapse of time) would reasonably be expected to result in a breach or violation of, or a default under, the terms of any Material Contract by Beyond6 or ANG. Beyond6 has made available to Parent and Sub true and complete copies of all Material Contracts and any amendments thereto. For purposes of this Section 4.15(b), the term “Material Contract” shall include any Contract entered into following the Execution Date that would have been a Material Contract had such Contract been in effect on the Execution Date.

Section 4.16        Labor Matters. Neither Beyond6 nor ANG has breached or violated in any material respect any (a) Law respecting labor, employment, or employment practices, or terms and conditions of employment (including all such Laws regarding wages and hours, employment discrimination, anti-harassment, anti-retaliation, employee classification (whether for overtime or determining independent contractor status), workers’ compensation, family and medical leave, the Immigration Reform and Control Act, recordkeeping, employee leave, and occupational safety and health requirements), or (b) Company Benefit Arrangement; and no Legal Proceeding or government audit is pending or threatened, with respect to such Laws or Company Benefit Arrangements, either by private individuals or by any Governmental Authority, nor for the past three years, have there been any prior Legal Proceedings or government audits with respect to such matters. Neither Beyond6 nor ANG has employed any individual outside of the United States. Neither Beyond6 nor ANG is or has ever been a party to or bound by any collective bargaining agreement or other Contract with any labor union or similar representative of employees. No union representation or certification petition or demand is pending with respect to any employee of Beyond6 or ANG and, to the Knowledge of Beyond6, no organizational effort has been made or threatened, either currently or within the past two (2) years, by or on behalf of any labor union with respect to employees of Beyond6 or ANG. Each Continuing Employee and each other individual who has been employed by Beyond6 or ANG has been paid, or as of the Closing will have been paid, all wages, bonuses, compensation and other sums owed to such individual by Beyond6 or ANG. Beyond6 has provided to Parent a true and accurate schedule that sets forth, for each employee of Beyond6 or ANG, his or her: (A) employing or engaging entity; (B) job title; (C) base salary or hourly rate of pay; (D) status as exempt or non-exempt under the Fair Labor Standards Act and applicable state Law; (E) bonus compensation and other compensation paid and potentially payable for 2020; (F) hire date and service date (if different); (G) leave status (including nature and expected duration of any leave); and (H) details of any visa or work permit. The employees set forth on the schedule referenced in the previous sentence constitute all of the individuals required to manage and operate the Company Business as presently managed and operated.

Section 4.17        Employee Benefit Plans. Prior to the Execution Date, the Company has provided to Parent, with respect to each Company Benefit Arrangement, to the extent applicable, true and correct copies of (i) the plan documents and all related trusts and services agreements (including all amendments thereto); (ii) the insurance contract, trust agreements and other funding agreements or arrangements, and all amendments thereto; and (iii) the most recent summary plan description, scheme booklet and all modifications thereto. Any Company Benefit Arrangement intended to be qualified under Section 401(a) of the Code, if any, utilizes a prototype or volume submitter document that has received an opinion or advisory letter from the IRS to the effect that such plan is qualified under Section 401(a) of the Code. No condition exists with respect to any Company Benefit Arrangement that would reasonably be expected to subject Beyond6 or ANG to any material fine, penalty, Tax or liability of any kind imposed under ERISA, the Code, or other applicable Law. Except as set forth on Schedule 4.17, the execution and delivery of this Agreement or the transactions contemplated hereby (whether alone or in conjunction with another event), will not (a) increase, accelerate or vest any compensation or benefit, (b) require severance, termination, or retention payments, (c) provide any term of employment or compensation guaranty, (d) trigger any liabilities with respect to any Company Benefit Arrangement, (e) forgive any indebtedness for any employees of the Company or (f) require or provide any payment or compensation that could be an “excess parachute payment” as defined in Section 280G of the Code (and no such payment or compensation has previously been made). No Company Benefit Arrangement contains any provision that promises or provides any Tax gross ups or indemnification, whether under Sections 409A or 4999 of the Code or otherwise. Each of the Company and each ERISA Affiliate has paid all amounts it is required to pay as contributions to or premiums for the Company Benefit Arrangements in a timely manner. All group health plans of Beyond6 and ANG, as applicable, comply in all material respects with the requirements of COBRA, and except to the extent required pursuant to COBRA, no Company Benefit Arrangement provides retiree medical or retiree life insurance benefits to any Person. Neither Beyond6 nor ANG has ever maintained or had any liability with respect to any Company Benefit Arrangement subject to the Laws of any jurisdiction outside of the United States. Except as is not material to the Company, none of the Company or any ERISA Affiliate contribute to or have any obligation to contribute to, or has at any time within six (6) years prior to the Closing Date contributed to or had an obligation to contribute to, and no Company Benefit Arrangement is, (1) a multiemployer plan within the meaning of Section 3(37) of ERISA or (2) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. Except as would not result in material liability to the Company (A) all reports and disclosures relating to the Company Benefit Arrangements required to be filed with or furnished to Governmental Authorities, Company Benefit Arrangement participants or Company Benefit Arrangement beneficiaries have been filed or furnished in accordance with applicable Law in a timely manner, (B) each Company Benefit Arrangement has been documented, operated and administered in material compliance with its governing documents and applicable Law, and (C) each Company Benefit Arrangement that could be a “nonqualified deferred compensation” arrangement under Section 409A of the Code is in compliance with Section 409A of the Code.

Section 4.18        Intellectual Property.

(a)               Schedule 4.18(a) contains a complete and accurate list of all Owned Intellectual Property that is registered, filed or issued under the authority of any Governmental Authority or authorized private registrar in any jurisdiction, including issued patents, registered trademarks, copyrights and domain names, and all pending applications therefor (collectively, “Registered Owned Intellectual Property”). All necessary registration, maintenance and renewal fees currently due in connection with the Registered Owned Intellectual Property have been made, and all necessary documents, recordations and certificates in connection therewith have been filed with the relevant registrars or other Governmental Authority, as the case may be, for the purposes of maintaining or renewing such Registered Owned Intellectual Property.

(b)               All Owned Intellectual Property is subsisting and, to the Knowledge of Beyond6, valid and enforceable. With respect to Registered Owned Intellectual Property, no such Registered Owned Intellectual Property has been abandoned, canceled or adjudicated invalid. Except as set forth on Schedule 4.18(b), no Owned Intellectual Property is subject to any outstanding order, judgment or decree restricting its use or adversely affecting or reflecting Beyond6’s or ANG’s rights thereto, as applicable. All Owned Intellectual Property is solely and exclusively owned by Beyond6 or ANG, as applicable, free and clear of all Liens other than Permitted Liens.

(c)               Except as is not material to the Company, the Owned Intellectual Property and the operation of the Company Business, as currently conducted, do not and for the six (6) year period preceding the Closing Date, have not, infringed upon, misappropriated, diluted or otherwise violated any Intellectual Property of any third party, and, except as set forth on Schedule 4.18(b), neither Beyond6 nor ANG have received written notice alleging such infringement, misappropriation, dilution or other violation. There are no unresolved pending or, to the Knowledge of Beyond6, threatened actions or claims that allege that either Beyond6 or ANG have infringed, misappropriated, diluted or otherwise violated the Intellectual Property of any third party, or that any of the Owned Intellectual Property is invalid, unenforceable, unregisterable, cancelable, or not owned by Beyond6 or ANG, as applicable. To the Knowledge of Beyond6, no third party is infringing, misappropriating or otherwise diluting or violating rights in any Owned Intellectual Property.

(d)               Beyond6 and ANG have taken commercially reasonable steps to maintain and protect the secrecy, confidentiality and value of all trade secrets used in connection with the Company Business and all other confidential or proprietary information. Without limiting the foregoing, neither Beyond6 nor ANG has disclosed any trade secrets maintained by Beyond6 or ANG, as applicable, to any third party, except pursuant to a written Contract obligating such third party to protect the confidentiality of such trade secrets and, to the Knowledge of Beyond6, no such third party has violated any such written Contract.

(e)               The IT Systems of Beyond6 and ANG are adequate in all material respects for the current requirements of and use in the Company Business as currently conducted, including in terms of functionality, capacity and performance. Except as is not material to the Company, neither Beyond6 nor ANG has, in the five (5) years preceding the Closing Date, experienced a failure, virus, bug, breakdown of, material substandard performance or breach of any part of the IT Systems which has caused disruption or interruption to its use by Beyond6 or ANG, as applicable, or resulted in any unauthorized disclosure of or access to any Data, including any Owned Intellectual Property that either Beyond6 or ANG hold, or purport to hold, as trade secrets. Beyond6 and ANG have taken commercially reasonable steps to provide for the backup and recovery of Data and information, have commercially reasonable disaster recovery plans, procedures and facilities, and, as applicable, have taken commercially reasonable steps to implement such plans and procedures. Except as set forth on Schedule 4.18(e), to the Knowledge of Beyond6, the IT Systems do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry) or other software routines or hardware components intentionally designed to permit (i) unauthorized access to a computer or network, (ii) unauthorized disablement or erasure of software, hardware or data or (iii) any other similar type of unauthorized activities. Beyond6 and ANG have taken commercially reasonable technical, administrative, and physical measures to protect the integrity and security of the computer systems and the Data stored thereon from unauthorized use, access, or modification by third parties.

Section 4.19        Title. The use of the Data by Beyond6 and ANG in connection with the operation of the Company Business as currently conducted does not infringe or violate the rights of any person or otherwise violate any Law. Beyond6 and ANG have collected, stored and processed all personal information from vendors, business partners and customers in accordance with (i) their respective privacy policies; (ii) applicable data protection and privacy Laws; and (iii) contractual commitments to which they are bound (collectively, the “Privacy Requirements”). Beyond6 and ANG do not “sell” personal information, as defined under the California Consumer Privacy Act of 2018. Neither Beyond6 nor ANG has provided or been legally required to provide any notice to Data owners in connection with any unauthorized access, use or disclosure of personally-identifiable Data. To the extent that either Beyond6 or ANG receive, process, transmit or store any financial account numbers (such as credit cards and debit cards), cardholder data (including as such term is defined in the Payment Card Industry Data Security Standards (“PCI DSS”), as amended from time to time), or other related data, their respective information security procedures, processes and systems have complied in all material respects with all applicable Privacy Requirements and PCI DSS.

Section 4.20        Related Party Transactions. Except as set forth on Schedule 4.20 and except with respect to any Organizational Document of Beyond6 or ANG, (a) no Company Holder or Affiliate of Beyond6 or ANG (other than Beyond6 or ANG), nor any of their respective stockholders, officers, members or managers (i) is party to any agreement with Beyond6 or ANG or (ii) owns any interest in any assets of Beyond6 or ANG and (b) neither Beyond6 nor ANG is a creditor of any of its directors, officers, managers or equity holders.

Section 4.21          Brokers’ Fees. Except as set forth on Schedule 4.21, neither Beyond6 nor ANG is liable for any investment banking fee, finder’s fee, brokerage payment or other like payment in connection with the origination, negotiation or consummation of the transactions contemplated herein that will be the obligation of Parent or its Affiliates (including, following the Closing, the Surviving Corporation), and neither Beyond6 nor ANG is a party to any agreement which might give rise to any valid claim against the Parent or its Affiliates (including, following the Closing, the Surviving Corporation) for any such fee or payment.

Section 4.22         Books and Records. All books and records of Beyond6, ANG and the Company Business have been maintained in accordance with applicable Law in all material respects and in the ordinary course of business consistent with past practices of the Company and are materially complete and accurate.

Section 4.23          Insurance. The Company maintains, and maintained at all times during the past three (3) years, (a) insurance on Real Property and their contents that insures against loss or damage by fire or other basic causes of loss and (b) insurance against liabilities, claims, and risks of a nature and in such amounts as are normal and customary for comparable entities in its industry. Schedule 4.23 sets forth a list of all of the policies of insurance carried as of the Execution Date by or for the benefit of the Company or the Company Assets (collectively, the “Insurance Policies”). There are no claims pending, or to the Knowledge of Beyond6, threatened, under any of the Insurance Policies and the Company has not received any written notice of default, cancellation of, or material alteration of coverage under any such Insurance Policy. The Insurance Policies are in full force and effect on the Execution Date and all premiums under such Insurance Policies that are due and payable on or prior to the Execution Date have been paid in full. The Company has previously made available to Parent true and complete copies of the Insurance Policies.

Section 4.24        No Settlements. The Company is not party to a settlement agreement with a current or former officer, director, employee or independent contractor of the Company resolving allegations of sexual harassment, discrimination or other misconduct by either (i) an officer, director or executive of the Company or (ii) an employee of the Company. There are no, and there has not been any, action, suit, claim, investigation or other legal proceeding pending or, to Beyond6’s Knowledge, threatened, against the Company, in each case, involving allegations of sexual harassment, discrimination or other misconduct by an employee of the Company.

Section 4.25        Anti-Corruption. The Company and each of its directors, officers and employees, and to the Company’s Knowledge, each of its distributors, suppliers, traders, agents and representatives has not directly or indirectly (a) taken any action that would violate the Foreign Corrupt Practices Act of 1977, as amended, or the U.K. Bribery Act of 2010, as amended, (b) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (c) made, offered or authorized any unlawful payment or given, offered, or authorized the giving or offering of a gift or anything of value to any foreign or domestic governmental official or employee (including an official or employee of a state owned, operated, or controlled entity), or (d) made, offered, authorized, accepted or received any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

Section 4.26        Customers and Suppliers. Schedule 4.26 sets forth (a) the ten (10) largest customers of the Company, and revenues for each such customer, for calendar year 2019 and for the period of January 1, 2020 through the Reference Balance Sheet Date (each such customer, a “Material Customer”), and (b) the ten (10) largest suppliers of the Company, and the volume of purchases from each such supplier, for calendar year 2019 and for the period of January 1, 2020 through the Reference Balance Sheet Date (each such supplier, a “Material Supplier”). Except as set forth on Schedule 4.26, since the Reference Balance Sheet Date, there has not been any material adverse change in any the Company’s business relationship with any Material Customer or Material Supplier, and no Material Customer has given the Company written, or to the Knowledge of Beyond6, oral notice that it intends to cease or substantially reduce its level of business with the Company, seek to change any pricing or payment terms (including extending the due date of any payment) with the Company, or enter into bankruptcy or liquidate.

Section 4.27        Solvency. Neither Beyond6 nor ANG is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay, or defraud either present or future creditors. At and immediately after the Closing, the Company (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (b) will have adequate capital and liquidity with which to engage in its business and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they become absolute and matured.

Section 4.28      State Takeover Statutes. As of the Execution Date and at all times on or prior to the Effective Time, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Merger and the other transactions contemplated hereby and will not restrict, impair or delay the ability of Parent or the Surviving Corporation, after the Effective Time, to vote or otherwise exercise all rights as a stockholder of the Company.

Section 4.29      No Other Representations and Warranties. NEITHER BEYOND6 NOR ANY OTHER PERSON HAS MADE, OR SHALL BE DEEMED TO HAVE MADE, AND NEITHER BEYOND6 NOR ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR REPRESENTATIVES IS LIABLE FOR OR BOUND IN ANY MANNER BY, ANY EXPRESS OR IMPLIED REPRESENTATIONS, WARRANTIES, GUARANTIES, PROMISES OR STATEMENTS PERTAINING TO BEYOND6, ANG, THE COMPANY ASSETS OR THE COMPANY BUSINESS, EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES) and the other Transaction Documents.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Except as set forth in the Schedules, Parent and Sub, jointly and not severally, hereby represent and warrant to Beyond6 as of the Execution Date as set forth below:

Section 5.1            Due Organization; Authority.

(a)               Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party as of the Closing and to perform its obligations hereunder and thereunder.

(b)               Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Sub has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party as of the Closing and to perform its obligations hereunder and thereunder.

Section 5.2            Authorization; Enforceability.

(a)               The execution, delivery and performance of this Agreement and each of the other Transaction Documents to which Parent is or will be a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by Parent. This Agreement has been duly executed and delivered by Parent and constitutes, and, as of the Closing, each of the other Transaction Documents to which Parent will be a party will be duly executed and delivered by Parent, and will constitute, assuming the due authorization, execution and delivery by the other Persons that are party thereto, the valid and binding obligations of Parent, enforceable against Parent in accordance with their respective terms, except as enforceability may be limited by Creditors’ Rights.

(b)               The execution, delivery and performance of this Agreement and each of the other Transaction Documents to which Sub is or will be a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by Sub. This Agreement has been duly executed and delivered by Sub and constitutes, and, as of the Closing, each of the other Transaction Documents to which Sub will be a party will be duly executed and delivered by Sub, and will constitute, assuming the due authorization, execution and delivery by the other Persons that are party thereto, the valid and binding obligations of Sub, enforceable against Sub in accordance with their respective terms, except as enforceability may be limited by Creditors’ Rights.

Section 5.3            No Conflict; Consents.

(a)               Except for those set forth on Schedule 5.3(a) (collectively, the “Parent/Sub Required Governmental Authorizations”), no Governmental Authorization of, or filing with, any Governmental Authority is required on the part of Parent or Sub in connection with the execution, delivery and performance of this Agreement and, as of the Closing, the other Transaction Documents or the consummation of the transactions contemplated hereby and thereby, except (i) filings, consents or approvals which, if not made or obtained, would not, individually or in the aggregate, reasonably be expected to materially impede or delay the Closing or the ability of Parent or Sub to fulfill its obligations hereunder or under the other Transaction Documents to which either Parent or Sub is or will be a party as of the Closing, (ii) those that may be required because of Beyond6’s participation in the transactions contemplated by this Agreement and the other Transaction Documents and (iii) those customarily given or obtained post-closing for transactions of the type contemplated herein.

(b)               Except as set forth on Schedule 5.3(b), and assuming receipt of the Parent/Sub Required Governmental Authorizations, the execution and delivery of this Agreement and, as of the Closing, the other Transaction Documents by Parent or Sub and the performance by Parent and Sub of their respective obligations hereunder and thereunder, will not result in (i) any conflict with the Organizational Documents of either Parent or Sub, (ii) any breach or violation of or default under, or constitute or give rise to a termination or right of termination of, acceleration of any obligation or loss of any benefit under, any material Contract to which Parent or Sub is a party or by which Parent or Sub or any of their respective properties or assets are bound, (iii) a violation of or default under any Law or Governmental Authorization to which Parent or Sub is subject or (iv) the creation or imposition of any Lien, except, in the case of the foregoing clauses (ii), (iii) and (iv) as would not, individually or in the aggregate, reasonably be expected to materially impede or delay the Closing or the ability of Parent or Sub to fulfill their respective obligations hereunder or under the other Transaction Documents to which either Parent or Sub is or will be a party as of the Closing.

Section 5.4            Legal Proceedings.

(a)               There are no Legal Proceedings pending or, to Parent’s Knowledge, threatened that (i) challenge the validity or enforceability of the obligations of Parent or Sub under this Agreement or the respective obligations of Parent or Sub under the other Transaction Documents to which either Parent or Sub is or will be a party or (ii) seek to prevent, delay or otherwise would reasonably be expected to adversely affect the consummation by Parent or Sub of the transactions contemplated herein or therein.

(b)                  Except as set forth on Schedule 5.4(b), or as would not, individually or in the aggregate, reasonably be expected to adversely affect the consummation by Parent or Sub of the transactions contemplated herein or therein, there is no Order issued or entered by any Governmental Authority imposed upon Parent or Sub.

Section 5.5            Brokers’ Fees. Neither Parent nor Sub is liable for any investment banking fee, finder’s fee, brokerage payment or other like payment in connection with the origination, negotiation or consummation of the transactions contemplated herein that will be the obligation of Beyond6, any Company Holder or any of their respective Affiliates, including any monitoring fees, financial services or similar fees payable to an Affiliate of Parent or Sub. Neither Parent nor Sub is a party to any agreement which might give rise to any valid claim against Beyond6, any Company Holder or any of their respective Affiliates for any such fee or payment.

Section 5.6            Financial Ability. As soon as all of the conditions to Closing set forth in Article 8 have been satisfied, Parent and Sub will have sufficient cash on hand or other immediately available funds to perform all of their respective obligations under this Agreement to consummate the transactions contemplated hereby, including payment in full of the Merger Consideration, the amounts payable to the Company Holders and all other associated fees, costs and expenses. Parent affirms that it is not a condition to Closing or to any of its other obligations under this Agreement that Parent obtain financing for, or related to, any of the transactions contemplated by this Agreement. As of the Execution Date, Parent has received an executed equity commitment letter, dated as of the Execution Date (the “Equity Commitment Letter”), from Mercuria Investments US, Inc. (“Investor”), duly executed by Investor and Parent, pursuant to which Investor has committed to provide equity financing in an aggregate amount of $105,000,000 (the “Equity Financing”), subject to the terms and conditions set forth therein, which Equity Commitment Letter provides that the Company is a third-party beneficiary thereto for the limited purposes set forth therein solely for the Financing Purposes. A true and complete copy of the Equity Commitment Letter has been previously provided to the Company. As of the Execution Date, (x) the Equity Commitment Letter is a legal, valid and binding obligation of each party thereto and in full force and effect, enforceable against the parties thereto in accordance with its terms, except as enforceability may be limited by Creditors’ Rights, (y) has not been amended, modified, withdrawn, terminated or rescinded in any respect, and (z) no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach thereunder on the part of Parent. The proceeds contemplated by the Equity Commitment Letter, together with available cash of Parent and Sub, will be sufficient for Parent and Sub to consummate the transactions contemplated by this Agreement (the “Financing Purposes”). Parent shall not permit or consent to (i) any material and adverse amendment, supplement or modification to be made to the Equity Commitment Letter (other than to increase the amount of Equity Financing) or (ii) the early termination of the Equity Commitment Letter.

Section 5.7            State Takeover Statutes. Neither Parent nor any its Affiliates is an “interested stockholder” with respect to Beyond6, as those terms are used in Section 203 of the DGCL.

Section 5.8           Solvency. Neither Parent nor Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay, or defraud either present or future creditors. At, and assuming the accuracy of the Company’s representations and warranties in Article 4, immediately after, the Closing, Parent and Sub (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its debts as they become absolute and matured) and (b) will have adequate capital and liquidity with which to engage in its business.

Section 5.9   Limited Guaranty. As of the Execution Date, Parent has received a duly executed guaranty (the “Limited Guaranty”) of the Guarantor, in favor of Beyond6, which, subject to the terms and conditions therein, guarantees, as a primary obligor, the payment and performance of the Parent under Section 10.3. The Limited Guaranty is in full force and effect and constitutes the legal, valid and binding obligation of the Guarantor, enforceable against them in accordance with its terms, except insofar as such enforceability may be limited by the Creditors’ Rights. No event has occurred, and there is no condition or circumstance existing, which, with or without notice, lapse of time or both, could constitute or could reasonably be expected to constitute a breach or default on the part of the Guarantor under the Limited Guaranty. Parent shall not permit or consent to (i) any material and adverse amendment, supplement or modification to be made to the Limited Guaranty or (ii) the termination of the Equity Commitment Letter prior to the Closing.

Section 5.10        Independent Investigation. Each of Parent and Sub is an informed and sophisticated Party and has engaged expert advisors, experienced in the evaluation of companies such as the Company.  Each of Parent and Sub has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger. Each of Parent and Sub acknowledges that Beyond6 has given Parent and Sub such access to the key employees, documents and facilities of the Company as Parent and Sub, in their sole discretion, has determined to be necessary or desirable for purposes of their respective evaluation, negotiation and implementation of the transactions contemplated hereby.  Each of Parent and Sub agrees that at the Closing, it shall consummate the Merger based upon its own inspection, examination and determination with respect thereto as to all matters, and without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to Beyond6.

Section 5.11        No Other Representations and Warranties. NEITHER PARENT NOR SUB HAS MADE, OR SHALL BE DEEMED TO HAVE MADE, AND NEITHER PARENT, SUB NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR REPRESENTATIVES IS LIABLE FOR OR BOUND IN ANY MANNER BY, ANY EXPRESS OR IMPLIED REPRESENTATIONS, WARRANTIES, GUARANTIES, PROMISES OR STATEMENTS PERTAINING TO PARENT OR SUB, EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT (including the related portions of the Schedules) and the other Transaction Documents.

ARTICLE 6
COVENANTS RELATED TO CONDUCT OF BUSINESS

Section 6.1   Covenants Regarding Conduct of the Company. From the Execution Date through the earlier of the termination of this Agreement pursuant to Article 10 and the Closing, except as (1) expressly permitted or required by the other terms of this Agreement or the Transaction Documents, (2) described on Schedule 6.1, (3) required by any Contract in existence on the Execution Date, made available to Parent prior to the Execution Date and applicable to Beyond6 or ANG, the Company Business or the Company Assets, (4) required by applicable Law or (5) consented to or approved by Parent and Sub (which consent or approval shall not be unreasonably withheld, conditioned, or delayed):

(a)               Beyond6 will conduct, and will cause ANG to conduct, the Company Business in the ordinary course of business (for the avoidance of doubt, including recent past practices in light of COVID-19), including by maintaining material insurance policies of the Company and performing routine maintenance on the assets of the Company;

(b)               Beyond6 will, and will cause ANG to, (i) maintain and preserve intact the current organization, business, and franchise of the Company and (ii) use commercially reasonable efforts to maintain and preserve the rights, franchises, goodwill, and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with the Company;

(c)                Beyond6 will not, and will cause ANG not to:

(i)                   amend its Organizational Documents;

(ii)     issue, grant or sell or otherwise dispose of any of its equity interests, or grant any options or warrants, subscription rights, or any other rights to purchase or obtain (including upon conversion, exchange, or exercise) of its equity interests;

(iii)             excluding (A) sales in the ordinary course of business or pursuant to contractual obligations in place on the Execution Date and (B) transfers between Beyond6 and ANG, transfer, assign, sell or otherwise dispose of any Company Asset having an aggregate value in excess of $250,000;

(iv)                  sell, assign, license, transfer, permit to lapse, or abandon any Owned Intellectual Property;

(v)                    mortgage, pledge or subject to any Lien (other than a Permitted Lien) any Company Asset;

(vi)              (A) grant any increases in the compensation, incentives or benefits payable or to become payable to any employee, (B) enter into any new, or amend any existing, material employment, severance or termination agreement or other Company Benefit Arrangement (other than in connection with renewal of insurance benefits in the ordinary course of business), (C) increase or provide new or additional rights with respect to compensation or benefits or take any action to accelerate the vesting, funding or payment of any compensation or benefits under any Company Benefit Arrangement (or any award thereunder); (D) hire any new employees or engage any new individuals in the capacity of an independent contractor (in each case, unless necessary to replace an individual whose employment or engagement has ended as permitted hereunder, and on terms comparable (or more favorable to the Company) as the terms of employment or engagement that applied to the individual being replaced), or (E) transfer the employment of any employee or terminate the employment of any employee other than for cause;

(vii)            incur, assume or guarantee of any Indebtedness in an aggregate amount exceeding $100,000 except unsecured current obligations and liabilities incurred in the ordinary course of business;

(viii)             enter into any collective bargaining agreement or other Contract with a labor organization, union or association, works council or trade union representing any employees;

(ix)           adopt any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal, state, or foreign bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(x)                declare or pay any dividends or distributions on or in respect of any of the Outstanding Shares or declare or effect any redemption, purchase, or acquisition of any Outstanding Shares;

(xi)               enter into any material new line of business or discontinue any material line of business;

(xii)              enter into any joint venture, partnership or similar arrangement (however named) involving the sharing of profits, losses, costs or liabilities between the Company and any other Person;

(xiii)            settle, compromise or pay, discharge or satisfy any action, suit, claim, investigation or other legal proceeding if such action, suit, claim, investigation or other legal proceeding (i) includes a payment by the Company in excess of $100,000, (ii) involves any criminal proceeding or (iii) involves any agreement or restriction that would materially impair the future Company Business following the Closing;

(xiv)         cancel, modify, reduce or terminate any material insurance policy without obtaining comparable substitute insurance coverage;

(xv)           enter into, modify, amend or terminate any Material Contract, except for renewals of expiring Contracts on substantially the same terms as contemplated in the ordinary course of business, or enter into any Contract that would have constituted a Material Contract had it been entered into on or prior to the Execution Date, other than a Material Contract entered into in the ordinary course of business and in compliance with the other restrictions set forth in this Agreement;

(xvi)            make or commit to any Capital Expenditures except in accordance with the Capital Expenditure forecast of the Company set forth on Schedule 6.1(xvi);

(xvii)             enter into any Affiliate Contract;

(xviii)    sell, transfer, assign, exclusively license, abandon, permit to lapse or otherwise dispose of any Intellectual Property owned by the Company;

(xix)              take any action that would cause any of the changes, events or conditions described in Section 4.9 to occur;

(xx)             acquire by merger, consolidation or otherwise any real property, material assets or business of any corporation, partnership, association or other business organization or division thereof;

(xxi)            make, change or revoke any election with respect to Taxes, change any annual accounting period or method of accounting for Tax purposes, file any amended Tax Return, settle any claim or assessment with respect to Taxes, surrender any right to claim a refund, offset or other reduction in Tax liability, or extend or waive the limitations period applicable to any claim or assessment with respect to Taxes; or

(xxii)          enter into any agreement to do any of the foregoing, or take any action or omission that would result in the foregoing.

Notwithstanding the other provisions of this Section 6.1, from the Execution Date through the earlier of the termination of this Agreement pursuant to Article 10 and the Closing, Beyond6 may take commercially reasonable actions with respect to Emergency Situations; provided that Beyond6 must provide Parent and Sub with written notice of such actions taken as soon as reasonably practicable. For purposes of clarification, nothing contained in this Section 6.1 is intended to give Parent or Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the termination of this Agreement or Closing, as the case may be.

ARTICLE 7
ADDITIONAL AGREEMENTS

Section 7.1            Consents and Approvals.

(a)               Subject to the terms and conditions of this Agreement and except as otherwise expressly provided in this Agreement, each of the Parties will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other in doing, all things necessary, proper or advisable under Law or Order to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents as promptly as practicable, including (i) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations required to be obtained from any Governmental Authority, in each case, that are necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents (whether or not such approvals, consents, registrations, permits, authorizations and other confirmations are conditions to the consummation of the transactions contemplated by this Agreement and the other Transaction Documents). The Parties acknowledge and agree that the appropriate filing under the HSR ACT was filed on December 17, 2020 and that early termination of the waiting period under the HSR Act was sought in such filing.

(b)               Each of the Parties shall, or shall cause their respective counsel to, furnish the other Parties with such necessary information and reasonable assistance as the other Parties may reasonably request in connection with obtaining the necessary authorizations, approvals or consents as may reasonably be required in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, including with respect to the preparation of necessary filings or submissions. Each of the Parties shall, or shall cause their respective counsel to, supply to the other Parties copies of all correspondence, filings or written communications by such Party or its Affiliates with any Governmental Authority or staff members thereof, with respect to the transactions contemplated by this Agreement and the other Transaction Documents, except for documents or information that reveal any Party’s negotiating objectives, strategies or purchase price expectations or a Party’s communications containing information covered by the attorney-client or work product privilege, unless the Parties enter into a mutually acceptable joint defense agreement. To the extent not prohibited by such Governmental Authority, the Parties will (i) give each other reasonable advance notice of all meetings and communications with any Governmental Authority relating to obtaining the necessary authorizations, approvals or consents as may reasonably be required in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, (ii) not participate independently in any such meeting or communication without first giving the other Parties (or the other Parties’ outside counsel) an opportunity to attend and participate in such meeting or communication, (iii) give the other Parties reasonable advance notice of all oral communications with any Governmental Authority relating to obtaining the necessary authorizations, approvals or consents as may reasonably be required in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, (iv) if any Governmental Authority initiates an oral communication regarding obtaining the necessary authorizations, approvals or consents as may reasonably be required in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, provide an opportunity for the other Parties to participate in such communication to the extent practicable and, if such Parties cannot participate, promptly notify the other Parties of the substance of such communication, and (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other Parties in connection with, all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party relating to obtaining the necessary authorizations, approvals or consents as may reasonably be required in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents) with a Governmental Authority regarding obtaining the necessary authorizations, approvals or consents as may reasonably be required in connection with the consummation of the transactions contemplated by this Agreement and the other Transaction Documents; provided, however, that each Party will be solely responsible for the final content of any substantive oral or written communications of such Party with any applicable Governmental Authority. The Parties shall jointly determine all tactics and strategies relating to their compliance with this Section 7.1, subject to each Party undertaking good faith consultations and taking the view of the other Party into account.

Section 7.2            Information, Access and Assistance.

(a)               From the Execution Date through the earlier of the termination of this Agreement pursuant to Article 10 and the Closing Date, upon receipt of reasonable advance notice and solely in furtherance of Parent’s and Sub’s investigation of the Company, Beyond6 will afford Parent, Sub and their respective authorized Representatives reasonable access during normal business hours to the offices, properties, books and records, and Representatives of the Company who have significant responsibility in connection with the Company Business, and will furnish Parent and Sub with such additional information directly concerning the Company’s businesses, properties and personnel as may reasonably be requested; provided, however, that Beyond6 shall have the right to have a Representative of Beyond6 or its Affiliates present for any communication with the Company’s Representatives; provided further, Parent and Sub shall, and shall cause its Representatives to, observe and comply with all material health, safety, and security requirements of the Company; provided further, that for purposes of clarification and avoidance of doubt, Beyond6 shall not be required to provide any information regarding any of its other business opportunities or operations which are not directly related to the current business and operations of the Company. Notwithstanding the foregoing, (i) neither Parent, Sub nor any of their respective Affiliates or Representatives, shall conduct any environmental site assessment, compliance evaluation or investigation with respect to any of the Company Assets, except for a Phase 1 Environmental Site Assessment, without the prior written consent of Beyond6 and without ongoing consultation with Beyond6 with respect to any such activity (it being understood and agreed that in no event shall any subsurface investigation or testing of any environmental media be conducted without Beyond6’s prior written consent, which consent may be withheld in its sole discretion); (ii) Parent and Sub will have no right of access to, and neither Beyond6 nor ANG will have any obligation to provide to Parent or Sub, (A) information relating to bids received from others in connection with the transactions contemplated by this Agreement and information and analysis (including financial analysis) relating to such bids, (B) any information the disclosure of which would jeopardize any privilege available to either Beyond6, ANG, the Company Holders or any of their respective Affiliates, (C) any information that the disclosure of which would cause a breach of a confidentiality obligation by either Beyond6, ANG, the Company Holders or any of their respective Affiliates, or (D) any information, the disclosure of which would result in a violation of Law provided, however, with respect to (C) and (D), above, Beyond6 shall inform Parent as to the general nature of what is being withheld and Beyond6 and ANG shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (x) obtain the required consent or waiver of any third party required to provide such information and (y) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege; and (iii) without the prior written consent of Beyond6, neither Parent nor Sub, nor any of their respective Affiliates or Representatives will contact any suppliers to, or customers of, Beyond6, ANG or the Company Business with respect to the transactions contemplated hereby. All information obtained pursuant to this Section 7.2 will be “Confidential Information” as such term is used in the Confidentiality Agreement and will be subject to the terms thereof. Neither Beyond6, ANG, the Company Holders nor any of their respective Affiliates makes any representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 7.2, and neither Parent nor Sub may rely on the accuracy of any such information.

(b)               Any inspection or investigation conducted by Parent, Sub or their respective Representatives prior to the Closing will be conducted in accordance with applicable Law, including any applicable Environmental Laws, and in such manner as not to interfere unreasonably with the business or operations of the Company. If Parent or Sub exercises rights of access under this Section 7.2 or otherwise, or conducts examinations or inspections under this Section 7.2 or otherwise, then (i) such access, examination and inspection will be at Parent’s and Sub’s sole risk, cost and expense, and Parent and Sub hereby waives and releases all Claims against Beyond6, ANG, the Company Holders, each of their respective Affiliates and each of their respective employees, directors, managers, officers, attorneys, contractors and agents (collectively, the “Inspection Indemnitees”) arising in any way therefrom or in any way related thereto or arising in connection with the conduct of the Inspection Indemnitees and (ii) Parent and Sub, jointly and not severally, will indemnify, defend and hold harmless the Inspection Indemnitees from and against any and all Losses of any kind or character arising out of such examinations or inspections. THE FOREGOING RELEASE AND INDEMNIFICATION WILL APPLY WHETHER OR NOT SUCH CLAIMS OR LOSSES ARISE OUT OF (A) NEGLIGENCE (INCLUDING SOLE NEGLIGENCE, SIMPLE NEGLIGENCE, CONCURRENT NEGLIGENCE, ACTIVE OR PASSIVE NEGLIGENCE, BUT EXCLUDING GROSS NEGLIGENCE OR KNOWING AND INTENTIONAL MISCONDUCT) OF BEYOND6, ANG, THE COMPANY HOLDERS OR THEIR RESPECTIVE AFFILIATES OR (B) STRICT LIABILITY. Notwithstanding any provision to the contrary contained in this Agreement, the provisions of this Section 7.2(b) will survive the termination of this Agreement pursuant to Article 10 and the Closing.

Section 7.3            Public Announcements. The Parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in a form mutually agreed to by the Parties. Thereafter, Beyond6, on the one hand, and Parent and Sub, on the other hand, shall, to the extent at all reasonably practicable, consult with the other Parties to this Agreement before making, and give such other Parties to this Agreement a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement without the prior written consent of the other Party, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided that the foregoing shall not apply to any press release or public statement so long as the statements contained therein concerning this Agreement, the Merger and the other transactions contemplated by this Agreement are substantially similar to previous releases or statements made by the applicable Party with respect to which such Party has complied with the provisions of this Section 7.3 and would not otherwise require the other Party to make additional public disclosure.

Section 7.4            No Solicitation of Other Bids. From the Execution Date through the earlier of the termination of this Agreement pursuant to Article 10 and the Closing Date, Beyond6 agrees that it will not, and will not authorize or permit any of its Affiliates (including ANG) or any of its or their Representatives to, directly or indirectly, engage in any negotiations with any Person other than the Parent, the Sub and their respective Affiliates regarding any Acquisition Proposals; provided, however, that the Parent and Sub hereby acknowledge that prior to the Execution Date, Beyond6, ANG and their respective Affiliates and its and their respective Representatives provided information relating to the Company and the Company Business to, and engaged in discussions with, other Persons in connection with an Acquisition Proposal. Notwithstanding anything to the contrary herein, Beyond6, ANG and their respective Affiliates and its and their respective Representatives may respond to any unsolicited proposal regarding an Acquisition Proposal by indicating that Beyond6 and ANG are subject to an exclusivity agreement and are unable to provide any information related to the Company or the Company Business or entertain any proposals or offers or engage in any negotiations or discussions concerning an Acquisition Proposal for as long as this Agreement remains in effect. For purposes hereof, “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Parent, Sub or any of their respective Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, equity exchange or other business combination transaction involving Beyond6 or ANG; (ii) the issuance or acquisition of any shares of capital stock or other equity securities in Beyond6 or ANG; or (iii) the sale, lease, exchange or other disposition of any portion of the Company Assets outside of the ordinary course of business or as otherwise permitted pursuant to Section 6.1.

Section 7.5            Indemnification, Exculpation and Insurance.

(a)               Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors and officers of Beyond6, ANG and its Affiliates (the “D&O Indemnified Parties”) as provided in their respective Organizational Documents and any indemnification or other agreements as in effect on the Execution Date shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms, and the Surviving Corporation shall comply with and honor the foregoing obligations.

(b)                 In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, then, and in each such case, the Parent and the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 7.5.

(c)                 The Surviving Corporation shall obtain, or cause to be obtained, as of the Effective Time, a “tail” insurance policy (“Tail Insurance”) with a claims period of six (6) years from the Effective Time with respect to directors’ and officers’ liability insurance covering each D&O Indemnified Party for acts or omissions occurring prior to the Effective Time with limits no less than $5 million. The Parent shall bear the full costs of the Tail Insurance; provided, however, that the price of the Tail Insurance shall not exceed $500,000 (“Tail Insurance Cap”). If the price of the Tail Insurance exceeds the Tail Insurance Cap, the Surviving Corporation shall obtain, or cause to be obtained, a “tail” insurance policy providing coverage on terms reasonably acceptable to the Company for a premium up to the Tail Insurance Cap.

(d)               The provisions of this Section 7.5 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 7.6            Employee Matters.

(a)               From and after the Closing, the Surviving Corporation shall, and shall cause ANG to, honor all compensation and benefit plans, programs, policies, practices or agreements maintained or sponsored by Beyond6 or ANG, or to which Beyond6 or ANG is a party, as such plans, programs, policies, practices or agreements are in effect on the Execution Date (it being understood that this Section 7.6(a) shall not be deemed to prohibit the Surviving Corporation from amending, modifying, replacing or terminating such arrangements in accordance with their terms). For the period beginning on the Closing and ending on the first anniversary of the Closing (the “Continuation Period”), the Surviving Corporation shall provide, and shall cause ANG to provide, to employees of Beyond6 and ANG who are employed immediately following the Closing (the “Continuing Employees”), (i) base salaries or wages that are no less favorable than those provided to Continuing Employees immediately prior to the Closing, (ii) target incentive opportunities (excluding retention, change in control and equity-based compensation), if any, that are no less favorable than those provided to Continuing Employees immediately prior to the Closing and (iii) retirement and welfare benefits (excluding any severance benefits, post-employment health benefits, post-employment welfare benefits and defined benefit pension and nonqualified deferred compensation plans) that are substantially similar in the aggregate to those provided to similarly situated employees of any Affiliate of Parent employing such Continuing Employee from time to time during the Continuation Period.

(b)     The Surviving Corporation shall, unless prohibited by applicable Law, give, or cause ANG to give, to Continuing Employees credit for purposes of eligibility to participate (other than any defined benefit pension, post-employment health benefits or post-employment welfare benefits plan), vesting and, with respect to severance and vacation benefits only, determining level of benefits, but not for benefit accrual, under employee benefit plans maintained by the Surviving Corporation or ANG and in which such employees participate after the Closing, for such employees’ service prior to the Closing with Beyond6 or ANG, as the case may be, to the same extent recognized by Beyond6 or ANG prior to the Closing. Such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

(c)               With respect to any welfare plan maintained by the Surviving Corporation or ANG in which Continuing Employees are eligible to participate after the Closing, the Surviving Corporation shall, and shall cause ANG to, take commercially reasonable efforts to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans of Beyond6 or ANG prior to the Closing (other than with respect to pre-existing health conditions pursuant to underwriting requirements under fully insured plans) and (ii) provide Continuing Employees with credit for any co-payments and deductibles paid prior to the Closing in satisfying any analogous deductible or out-of-pocket requirements only to the same extent recognized by Beyond6 or ANG prior to the Closing.

(d)     With respect to 2020 performance periods under any annual and quarterly cash incentive compensation plans and programs, the Company Board shall, prior to the Closing, reasonably determine in good faith the level of attainment of the applicable performance goals (and in connection therewith, may make adjustments in respect of non-recurring items, costs and expenses associated with the transactions contemplated by this Agreement). The amounts payable under such plans and programs pursuant to such determination are referred to herein as the “Company’s 2020 Bonus Payment”.

(e)                 During the Continuation Period, the Surviving Corporation shall, or shall cause ANG to, provide Continuing Employees whose employment is terminated (in a manner that would trigger severance benefits) with severance benefits in accordance with such employee’s individual employment agreement or severance agreement or, in the absence of any such agreement, in accordance with the applicable severance policy of Beyond6 or ANG, as applicable, (if any) that has been provided to Parent pursuant to the first sentence of Section 4.17 and is in effect immediately prior to the Closing, in each case, subject to any requirements therein (e.g., the execution of a release of claims).

Nothing contained herein shall be construed as requiring, and neither Beyond6 nor ANG shall take any action that would have the effect of requiring, the Surviving Corporation or ANG to continue any specific plans or to continue the employment of any specific Person. Furthermore, no provision of this Agreement shall be construed as prohibiting or limiting the ability of the Surviving Corporation or ANG to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of Beyond6, ANG or the Surviving Corporation and nothing therein shall be construed as an amendment to any such plan, program, policy, arrangement, agreement or understanding for any purpose. Without limiting the scope of Section 11.10, nothing in this Section 7.6 shall confer any rights or remedies of any kind upon any Continuing Employee (or any beneficiaries or dependents thereof) or any other Person other than Beyond6, Parent, Sub and their respective successors and assigns.

Section 7.7            Transfer Taxes. All Transfer Taxes incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the other Transaction Documents shall be borne by Parent. The Party responsible under applicable Law for filing any Tax Return with respect to such Transfer Taxes shall timely file such Tax Return and, if required by applicable Law, the other Party will join in the execution of any such Tax Returns and other documentation. The Parent and the Stockholders’ Representative shall have the right to review such Tax Returns prior to filing and provide comments with respect thereto. The filing Party shall incorporate any reasonable comments received from the other Party with respect to such Tax Returns. The Parties shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

Section 7.8                Tax.

(a)               Beyond6 shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of Beyond6 and ANG that are required to be filed (taking into account any extension) on or before the Closing Date, and shall pay, or cause to be paid, all Taxes due with respect to such Tax Returns (but only to the extent such Taxes are not reflected in the Final Adjustment Amount).

(b)               Parent shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of Beyond6 and/or ANG that relate to Tax periods ending on or before the Closing Date but that are required to be filed after the Closing Date. All such Tax Returns will be prepared consistent with past practice, except as otherwise required by Law. Parent shall deliver at least thirty (30) days prior to the due date (taking into account any extension) for the filing of such Tax Returns (other than Tax Returns relating to sales, use, payroll, or other Taxes that are required to be filed contemporaneously with, or promptly after, the close of a Tax period, which shall be provided promptly after filing) to the Stockholders’ Representative for the Stockholders’ Representative’s review, comment and consent (not to be unreasonably withheld, conditioned or delayed) a draft of such Tax Returns. Parent shall not unreasonably refuse to incorporate any comments that the Stockholders’ Representative submits to Parent no less than ten (10) Business Days prior to the due date of such Tax Returns. The Stockholders’ Representative and Parent shall, in accordance with Section 3.4, instruct the Paying Agent to release from the then remaining Escrow Funds, if any, to Parent the amount of Tax due in respect of such Tax Returns at least five (5) Business Days before payment of the Taxes (including estimated Taxes) is due to the Taxing Authority; provided that no such Tax shall be payable from the Escrow Funds to the extent such Tax was included as a Current Liability in the determination of the Net Working Capital in the Final Adjustment Amount.

(c)               Parent shall prepare and timely file, or cause to be prepared and timely filed, any Tax Return required to be filed by Beyond6 and/or ANG for a Straddle Period, which Tax Returns shall be prepared consistent with past practice, except as otherwise required by Law. Parent shall deliver at least thirty (30) days prior to the due date for the filing of such Tax Return (other than Tax Returns relating to sales, use, payroll, or other Taxes that are required to be filed contemporaneously with, or promptly after, the close of a Tax period, which shall be provided promptly after filing) to the Stockholders’ Representative for the Stockholders’ Representative’s review, comment and consent (not to be unreasonably withheld, conditioned or delayed) a draft of such Tax Return. Parent shall reflect any reasonable comment that the Stockholders’ Representative submits to Parent no less than ten (10) Business Days prior to the due date of such Tax Return.

(d)               With respect to Taxes of the Company relating to a Straddle Period, the portion of any Tax that is allocable to the portion of such Tax period that ends on the Closing Date will be as follows:

(i)                 in the case of Property Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of such Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and

(ii)               in the case of all other Taxes, determined as though the taxable year of the Company terminated at the close of business on the Closing Date.

For all purposes of this Agreement, including the computation of Net Working Capital, any deductions attributable to the payment of each of the Company Stock Options, the Warrants and Transaction Expenses shall be included as deductions on the Company’s federal and applicable state income Tax Returns for the taxable periods ending on the Closing Date to the maximum extent allowable under applicable Law.

The Stockholders’ Representative and Parent shall, in accordance with Section 3.4, instruct the Paying Agent to release from the then remaining Escrow Funds, if any, to Parent the amount of Tax due in respect of such Tax Returns for Straddle Periods that is allocable to the portion of such Straddle Period that ends on the Closing Date at least five (5) Business Days before payment of the Taxes (including estimated Taxes) to the Taxing Authority; provided that no such Tax shall be payable from the Escrow Funds to the extent such Tax was included as a Current Liability in the determination of the Net Working Capital in the Final Adjustment Amount.

(e)               If Beyond6 and/or ANG (or the Parent with respect to either) receives a Tax refund (or credit) for a Pre-Closing Tax Period or the portion of a Straddle Period that ends on the Closing Date attributable to the overpayment of Tax (including as a result of payment of estimated Taxes) for such periods (in each case, other than any refund resulting from the carryback of a net operating loss or other Tax attribute from a period beginning after the Closing Date to a period ending on or prior to the Closing Date), then Parent shall pay such refund (or an amount equal to such credit), net of any reasonable, documented costs or expenses incurred in obtaining, or resulting from, such refund (or credit) (which costs shall include (i) any income taxes of Beyond6, ANG or Parent attributable to such refund or credit and (ii) any payments and/or refunds paid to customers or third parties resulting from or attributable to such refund or credit), to the Stockholder’s Representative within five (5) days of receipt thereof; provided, however, that if it is determined that Parent is required to make a payment to Stockholders’ Representative pursuant to this Section 7.8(e), and at the time of such determination Parent is entitled under this Agreement to receive a disbursement from the Escrow Funds, then such amounts shall offset dollar-for-dollar such that (A) Parent shall be entitled to receive disbursement from the Escrow Funds only to the extent that such entitlement exceeds the payment owed by Parent to the Stockholders’ Representative pursuant to this Section 7.8(e), and (B) the Stockholders’ Representative shall be entitled to a payment pursuant to this Section 7.8(e) only to the extent that such payment exceeds the amount of Parent’s then-existing entitlement to a disbursement of Escrow Funds.

(f)                Any payments made to any Party pursuant to this Section 7.8 shall constitute an adjustment of the Merger Consideration for Tax purposes and shall be treated as such by the Parties on their Tax Returns to the extent permitted by Law.

Section 7.9            Confidentiality. Except as required by applicable Law or in accordance with Section 7.3, each Party agrees that it will keep confidential and will not disclose or divulge the terms of this Agreement and the transactions contemplated hereby, or any confidential, proprietary or secret information that such Party may obtain from the other Parties, unless such information is known, or until such information becomes known, to the public without wrongful disclosure by any disclosing Party or its attorneys, accountants, consultants, other professionals, Affiliates, or partners, or such information is required, in legal counsel’s written opinion, to be disclosed in legal or administrative proceedings; provided, however, that the Parties may disclose such information (i) to their respective attorneys, accountants, consultants and other professionals to the extent necessary to obtain their services, (ii) to any Affiliate of Beyond6, Parent or Sub, as applicable, and (iii) to any Company Holder.

Section 7.10        Access to Information. From and after the Closing Date, Parent will, and will cause the Surviving Corporation to, grant to the Company Holders (and the Stockholders’ Representative) access at all reasonable times to all of the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers and electronic files relating to the business of the Company (the “Records”), including the reasonable assistance of employees responsible for maintaining such Records, and will afford the Company Holders (and the Stockholders’ Representative) the right to take extracts therefrom and to make copies thereof, for investigating, settling, preparing for, prosecuting, or defending any Claim or Legal Proceeding, preparing reports to equity holders and Governmental Authorities, preparing and delivering accounting or other statements provided for under this Agreement or otherwise, preparing Tax Returns, pursuing Tax refunds, or responding to or disputing any tax matter, audit or the determination of any matter relating to the rights and obligations of the Parties and the Company Holders under this Agreement or any other Transaction Document. The Parent will, and will cause the Surviving Corporation to, maintain such Records until the seventh (7th) anniversary of the Closing Date (or for such longer period of time as the Company Holders (and the Stockholders’ Representative) may reasonably determine is necessary in order to have the Records available with respect to tax matters), or if any of the Records pertain to any Claim or dispute pending on the seventh (7th) anniversary of the Closing Date, the Parent will, and will cause the Surviving Corporation to, maintain any of the Records designated by the Company Holders (and the Stockholders’ Representative) until such Claim or dispute is finally resolved and the time for all appeals has been exhausted. Notwithstanding anything to the contrary herein, the Company Holders (and the Stockholders’ Representative) will be entitled to retain a copy of the Records after the Closing. Neither Party shall be obligated to provide the other Party with access to any books or records (including personnel files) pursuant to this Section 7.10 where such access would (x) violate any Law, (y) jeopardize any attorney-client or other privilege or (z) result in the breach of any confidentiality obligation of the disclosing Party.

Section 7.11        Representations and Warranties Insurance.  From the Execution Date through the earlier of the termination of this Agreement pursuant to Article 10 and the Closing, Parent shall use commercially reasonable efforts obtain a representations and warranties insurance policy on customary terms, including the scope of coverage, exclusions and price, that are reasonably acceptable to Parent (“R&W Insurance”). Parent will pay or cause to be paid, at or prior to Closing, all costs and expenses related to the R&W Insurance, including the total premium, underwriting costs, brokerage commissions, and other fees and expenses of such policy, and not more than $250,000.00 of such costs shall be deemed Transaction Expenses. The Parent shall cause the R&W Insurance to include a waiver of subrogation rights, except in the case of Fraud, against the Company Holders and/or any of their respective Affiliates and/or any of their respective equity holders or Representatives, which waiver of subrogation rights shall not be amended following Closing without the Stockholders’ Representative’s prior written consent.

Section 7.12        Post-Closing Reporting Requirements. Following Closing, the Parent shall provide to the Regulated Stockholder, within the timeframe required under applicable securities laws and the rules and regulations promulgated thereunder, financial statements and other financial information regarding the Group Companies, in each case, solely to the extent required in connection with the compliance by the Regulated Stockholder with the rules and requirement of the SEC or otherwise in connection with their respective financial reporting and disclosure obligations under federal and state securities laws or the rules or regulations promulgated thereunder, including, without limitation, the following:

(a)               Not later than nine (9) Business Days following the end of each calendar month which occurs during the period from the Closing Date through the last day of the first fiscal quarter of the Regulated Stockholder ending after the Closing Date, Parent shall provide Regulated Stockholder with the consolidated trial balances for the Group Companies;

(b)               Not later than nine (9) Business Days following the end of the first fiscal quarter of the Regulated Stockholder ending after the Closing Date, Parent shall provide Regulated Stockholder with a year-to-date statement of cash flows for the Group Companies and all roll-forward support for such statement of cash flows;

(c)               Not later than nine (9) Business Days following the end of the first fiscal quarter of the Regulated Stockholder ending after the Closing Date, Parent shall provide Regulated Stockholder with a balance sheet of the Group Companies as of the Closing Date and an income statement for the Group Companies covering the period from the last day of the fiscal quarter of the Group Companies preceding the Closing Date to the Closing Date; and

(d)               Not later than twelve (12) Business Days following the end of the first fiscal quarter of the Regulated Stockholder ending after the Closing Date, Parent shall provide Regulated Stockholder with all required information or other items listed on the quarter-end checklist provided by the Regulated Stockholders’ accounting team to the Group Companies’ accounting team;

(e)               Not later than fourteen (14) Business Days following the end of the first fiscal quarter of the Regulated Stockholder ending after the Closing Date, Parent shall provide Regulated Stockholder with all quarterly analytics regarding the Group Companies as may be requested by the Regulated Stockholders’ accounting team; and

(f)                Not later than fifteen (15) Business Days following the end of the first fiscal quarter of the Regulated Stockholder ending after the Closing Date, Parent shall provide Regulated Stockholder with the M3 Executive Summary File providing support for results of operations, Adjusted EBITDA, and all requested key performance indicators necessary to support the Regulated Stockholders’ SEC filing & management reporting needs with respect to the Group Companies.

Section 7.13        Notification of Certain Matters. Until the Closing, Parent and Sub, on the one hand, and the Company, on the other hand, shall promptly notify the other party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that, to the Knowledge of Beyond6, would or would reasonably likely make the timely satisfaction of any of the conditions set forth in Article 8 of this Agreement impossible.

Section 7.14        Affiliate Contracts. Prior to the Closing, (a) the Company shall cause all Affiliate Contracts, other than the Affiliate Contracts set forth on Schedule 7.14, to be terminated in their entirety, effective as of or prior to the Closing, such that any and all liabilities pursuant to each such Affiliate Contracts are fully released and satisfied without any outstanding fees, costs or expenses payable by, or other liabilities of, the Company or Parent or any of their respective Affiliates, and (b) the Company shall deliver to Parent evidence in form reasonably satisfactory to Parent of the termination described in the foregoing clause (a).

Section 7.15        Release. Effective as of the Closing, except as set forth below, the Company Holders, on behalf of itself and each of its Affiliates (excluding, for the avoidance of doubt, the Company), and each of its and their respective officers, directors, members, partners, equity holders, managers, employees and other Representatives (collectively, the “Releasing Parties”), hereby irrevocably, fully and forever, releases, acquits, remises and discharges the Company, from and against any and all Losses (including any outstanding payment obligations but excluding any payment obligations to any employee, consultant, agent, attorney or other advisor of the Company), whether known or unknown, which the Releasing Parties have or may come to have against the Company based upon, relating to or arising out of any event or circumstances which occurred or existed prior to the Closing (including any act or failure to act) with respect to the ownership or operation of the Company prior to the Closing, in each case, WHETHER OR NOT THE LOSSES IN QUESTION AROSE OR RESULTED SOLELY OR IN PART FROM THE GROSS, SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY THE COMPANY, and each Company Holder (for itself and on behalf of each of the other Releasing Parties) agrees not to make any claim to recover Losses therewith or thereunder from the Company, the Stockholder Representative or any of the Parent Released Parties (including any claim for officer, director, partner, manager, or controlling (or any other) stockholder or member liability or for breach of any fiduciary or other duty or breach of any employment contract (or similar arrangement)); provided, however, that this release: (a) does not (i) release any party to this Agreement or any other Transaction Document from its obligations hereunder or thereunder or (ii) extend to Claims relating to any obligations of Parent or Sub pursuant to this Agreement or any other Transaction Document in accordance with the terms thereof; (b) shall not affect any employment-related or consultant-related matters or matters affecting the Company Holder in its, his or her capacity, as applicable, as a director, manager, officer, consultant or employee of any Company; (c) shall not affect any right to indemnification, exculpation or advancement of expenses to which the Company Holder may be entitled as a result of service as a director, manager, officer, employee, consultant or other representative of the Company; and (d) does not extend to claims relating to Fraud or any covenants or agreements that by their terms apply or are to be performed in whole or in part on or after the Effective Time.

Section 7.16        280G. To the extent applicable, the Company shall use commercially reasonable efforts to submit to its equityholders in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated pursuant thereto (including seeking to obtain any necessary waiver from any affected individual) with respect to any payments that potentially could be excess parachute payments (such payments that are actually waived by the affected individual, the “280G Waived Benefits”) so that, if such approval is received, payments by the Company to any of its employees arising in whole or in part as a result of the transactions contemplated hereby based on arrangements in place at the Closing (other than arrangements entered into at the direction of Parent on or after the Closing Date) will not be characterized as parachute payments under Section 280G of the Code. Prior to soliciting such waivers and consent, the Company shall provide drafts of such waivers and disclosure, all 280G analysis calculations performed in connection with the transactions contemplated hereby, and approval materials to Parent for its review, comment and approval prior to soliciting such waivers and soliciting such consent. If any of the 280G Waived Benefits fail to be approved as contemplated above, such 280G Waived Benefits shall not be made or provided. To the extent applicable, prior to the Closing Date, the Company shall to deliver to Parent evidence reasonably acceptable to Parent that a vote of holders of the equity securities of the Company was solicited in accordance with the foregoing provisions of this Section 7.16 and that either (i) the requisite number of votes of holders of the equity interests of the Company was obtained with respect to the 280G Waived Benefits (the “280G Approval”) or (ii) the 280G Approval was not obtained, and, as a result, no 280G Waived Benefits shall be made or provided. Notwithstanding the foregoing, in no event shall this Section 7.16 be construed to require the Company to compel any Person to waive any existing rights under any Contract that such Person has with the Company and in no event shall the Company be deemed in breach of this Section 7.16 if any such Person refuses to waive any such rights.

Section 7.17        Company Transaction Costs and Debt. No later than five (5) Business Days prior to the Closing Date, the Company shall provide Parent a schedule setting forth all Transaction Expenses and Indebtedness Amounts and whether such amounts will be paid prior to Closing, and shall provide Parent with a certificate setting forth the identity of each Person that is to be paid at the Closing; the amount owed or to be owed to each such Person; and the bank account and wire transfer information for each such Person.

Section 7.18        Allocation Schedule. At least five (5) Business Days prior to the Closing Date, the Company shall deliver, or cause to be delivered, to the Parent and Paying Agent a schedule prepared by the Stockholders’ Representative with the following information (the “Allocation Schedule”):

(a)               the name, email address (to the extent available), mailing address and wire instructions of each Company Holder;

(b)              the number of shares of Company Common Stock and shares of Company Common Stock underlying the Company Stock Options and the Warrants held by each Company Holder;

(c)              the respective portion (in dollars and number of shares of Company Common Stock) of the Closing Merger Consideration payable to each Company Holder pursuant to this Agreement;

(d)               the respective portion (in dollars) of any Escrow Funds to be disbursed to the Company Holders pursuant to Section 3.4;

(e)               each Company Holder’s Pro Rata Percentage; and

(f)                any applicable Tax withholding.

Each of the Parent and Sub and the Paying Agent and, following the Closing, the Surviving Corporation shall be entitled to rely on the information set forth in the Allocation Schedule for all purposes of this Agreement, and none of the Parent or Sub or their respective Affiliates shall have any liability to the Company Holders or any other Person for relying on or taking actions (including the calculation of the Closing Merger Consideration) in accordance with the Allocation Schedule. The Paying Agent shall be responsible for the distribution of all amounts delivered by Parent to the Paying Agent in accordance with the Allocation Schedule.

ARTICLE 8
CONDITIONS TO CLOSING

Section 8.1            Closing Conditions of Parent and Sub. The obligations of the Parent and the Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or to the extent permitted by Law, waiver by the Parent or Sub), at or prior to the Closing, of each of the following conditions:

(a)               The Fundamental Representations of Beyond6 shall each be true and correct as of the Closing Date in all respects (other than, with respect to Section 4.3, de minimis inaccuracies) with the same force and effect as though made on and as of the Closing Date, except to the extent that any such representation or warranty is limited by its terms to a specific date or range of dates, it being understood that the words “as of the Execution Date” in the lead in to Article 4 which precedes Section 4.1 shall not, in and of itself cause any such representation or warranty to be deemed limited by its terms to a specific date or range of dates (in which case such representation and warranty need only be true and correct on the date or during the range of dates so specified), and all other representations and warranties of Beyond6 set forth herein shall each be true and correct in all respects as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except to the extent that any such representation or warranty is limited by its terms to a specific date or range of dates, it being understood that the words “as of the Execution Date” in the lead in to Article 4 which precedes Section 4.1 shall not, in and of itself cause any such representation or warranty to be deemed limited by its terms to a specific date or range of dates (in which case such representation and warranty need only be true and correct on the date or during the range of dates so specified), and, further, except where the failure to be true and correct (without giving effect to any qualification contained therein as to materiality or a Material Adverse Effect (except Section 4.9(a)) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)               Beyond6 will have performed and complied in all material respects with all of the covenants required by this Agreement to be performed or complied with by Beyond6 on or prior to the Closing Date.

(c)             During the period between the Execution Date and the Closing Date, there shall not have occurred a Material Adverse Effect.

(d)               The Parent shall have received (or Beyond6 shall be ready, willing and able to deliver) all of the closing deliveries listed in Section 9.1.

(e)                All Company Required Governmental Authorizations will have been obtained and will be in full force and effect.

(f)                There will not be in effect any Order that prohibits the consummation of the transactions contemplated by this Agreement.

(g)     The Written Consent is in full force and effect and has not been amended or modified without the written consent of Parent.

Section 8.2            Closing Conditions of Beyond6. The obligations of Beyond6 to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or to the extent permitted by Law, waiver by Beyond6), at or prior to the Closing, of each of the following conditions:

(a)               The Fundamental Representations of the Parent and Sub shall each be true and correct in all respects as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except to the extent that any such representation or warranty is limited by its terms to a specific date or range of dates (in which case such representation and warranty need only be true and correct on the date or during the range of dates so specified), and all other representations and warranties of the Parent and Sub set forth herein shall each be true and correct in all respects as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except to the extent that any such representation or warranty is limited by its terms to a specific date or range of dates (in which case such representation and warranty need only be true and correct on the date or during the range of dates so specified), and, further, except where the failure to be true and correct (without giving effect to any qualification contained therein as to materiality or a Material Adverse Effect) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            The Parent and Sub will have performed and complied in all material respects with all the covenants required by this Agreement to be performed or complied with by the Parent or Sub on or prior to the Closing Date.

(c)               Beyond6 shall have received (or the Parent and Sub shall be ready, willing and able to deliver, or ready, willing and able to cause to be delivered) all of the closing deliveries listed in Section 9.2.

(d)               The Parent/Sub Required Governmental Authorizations will have been obtained and will be in full force and effect.

(e)               There will not be in effect any Order that prohibits the consummation of the transactions contemplated by this Agreement.

ARTICLE 9
CLOSING

Section 9.1            Beyond6’s Deliverables. Subject to the terms and conditions of this Agreement, at the Closing, Beyond6 will execute and deliver (or cause to be executed and delivered) to the Parent and the Sub each of the following documents (where the execution and delivery of the documents is contemplated), deliver (or cause to be delivered) to the Parent and the Sub each of the following items (where the delivery of the items is contemplated) and take (or cause to be taken) each of the following actions (where the taking of action is contemplated):

(a)               the Escrow Agreement, duly executed by Beyond6 and Stockholders’ Representative;

(b)               a certificate, dated as of the Closing Date, signed by a Responsible Officer of Beyond6, certifying that the conditions set forth in Section 8.1(a), (b), (c), and (g) have been satisfied;

(c)               a good standing certificate (or its equivalent) for Beyond6 and ANG from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which Beyond6 and ANG, as applicable, is organized and each jurisdiction in which each of Beyond6 and ANG, as applicable, is authorized to do business;

(d)               a certificate of a Responsible Officer of Beyond6 certifying: (i) that attached thereto are true and complete copies of all resolutions adopted by the stockholders of Beyond6 authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby; and (ii) to the names and signatures of the officers of Beyond6 that are authorized to sign this Agreement and the other documents to be delivered hereunder;

(e)               resignations of each of the individuals set forth on Schedule 9.1(e) who serves as a director, officer or manager of Beyond6 or ANG in his or her capacity as such;

(f)                the Credit Agreement Amendment, duly executed and delivered by Beyond6, ANG, the Credit Agreement Agent and, to the extent required by the Credit Agreement, the Credit Agreement Lenders in a form and substance reasonably acceptable to the Parent, the costs and expenses of which (including, without limitation, legal, amendment, consent, bank and other fees) have been paid in full by Parent;

(g)               either (i) a duly executed certificate of Beyond6 meeting the requirements of Treasury Regulation Section 1.1445-2(c)(2) dated as of the Closing Date and certifying that Beyond6 is not, and has not been during the applicable time period set forth in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation and, accordingly, the shares of Company Common Stock are not U.S. real property interests or (ii) duly executed certificates meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2) and dated as of the Closing Date certifying the non-foreign status of each Company Holder;

(h)               all consents and approvals required in connection with the execution, delivery and performance of this Agreement and the Closing of the transactions contemplated herein that are listed on Schedule 9.1(h);

(i)            evidence satisfactory to Parent that the Company has obtained, bound and paid off all amounts due for renewals or replacements of the Insurance Policies on terms substantially similar to the terms of the Insurance Policies as of the applicable expiration date of such Insurance Policies, including scope and amount of coverage, with such renewal policies having total premiums not exceeding 120% of the current annual aggregate premiums for the Insurance Policies; and

(j)                all other certificates, documents, instruments and items that are deemed by Parent or Sub to be reasonably necessary to give effect to the transactions contemplated hereby.

Section 9.2            The Parent’s and Sub’s Deliverables. Subject to the terms and conditions of this Agreement, at the Closing, the Parent and Sub, as applicable, will execute and deliver (or cause to be executed and delivered) to Beyond6 each of the following documents (where the execution and delivery of the documents is contemplated), deliver (or cause to be delivered) each of the following items (where the delivery of the items is contemplated) and take (or cause to be taken) each of the following actions (where the taking of action is contemplated):

(a)               the Closing Date Cash Payment, plus the Escrow Funds delivered to the Paying Agent, as contemplated in Section 3.2(b), plus the Representative Holdback delivered to the Stockholders’ Representative, as contemplated in Section 3.5;

(b)               an instruction letter, delivered to the Paying Agent, directing the issuance of the Closing Date Cash Payment in the names and amounts set forth on the Allocation Schedule;

(c)                funds, delivered to each Person owed any Transaction Expense, as contemplated in Section 3.2(b);

(d)                the Escrow Agreement, duly executed by the Parent, Sub and the Paying Agent;

(e)                a certificate, dated as of the Closing Date, signed by a Responsible Officer of Parent and Sub, certifying that the conditions set forth in Section 8.2(a) and (b) have been satisfied;

(f)               a good standing certificate (or its equivalent) for the Parent and Sub from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which Parent and Sub, as applicable, is organized;

(g)             a certificate of a Responsible Officer of Parent certifying: (i) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Parent authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby; and (ii) to the names and signatures of the officers of Parent that are authorized to sign this Agreement and the other documents to be delivered hereunder;

(h)             a certificate of a Responsible Officer of Sub certifying: (i) that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Sub authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby; and (ii) to the names and signatures of the officers of Sub that are authorized to sign this Agreement and the other documents to be delivered hereunder;

(i)                 written evidence, in form and substance reasonably satisfactory to Beyond6, that the Tail Insurance has been bound on or prior to the Closing Date; and

(a)               all other certificates, documents, instruments and items that are deemed by Beyond6 to be reasonably necessary to give effect to the transactions contemplated hereby.

Section 9.3           Waiver of Conditions to Close. The Parties acknowledge that the Parent and Sub may waive the requirement for delivery of any of the items listed in Section 9.1 at Closing and that Beyond6 may waive the requirement for delivery of any of the items listed in Section 9.2 at Closing and that such waivers shall in no way effect the enforceability of the remainder of the terms of this Agreement.

Section 9.4            Paying Agent. Upon paying the full amount of any amounts due hereunder to the Paying Agent, Parent shall have fulfilled its payment obligation hereunder with respect to such payment, and each of Beyond6 and ANG hereby releases and discharges Parent, Sub and, following the Closing, the Company from and against any Losses arising out of or in connection with the Paying Agent’s failure to distribute any amounts received on behalf of the Company to the Company in accordance with the terms of this Agreement.

ARTICLE 10
TERMINATION RIGHTS

Section 10.1        Termination Rights. This Agreement may be terminated and the transactions contemplated hereunder abandoned at any time prior to the Closing as follows:

(a)               by mutual written consent of Beyond6, the Parent and the Sub;

(b)               by Beyond6 or the Parent if there shall be in effect a final non-appealable Order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to Beyond6, on the one hand, or the Parent, on the other hand, if such Order was primarily due to the failure of Beyond6, on the one hand, or the Parent or Sub, on the other hand, to perform any of their respective obligations under this Agreement;

(c)               by Beyond6 in the event that there will have been a breach or inaccuracy of any representation or warranty given by the Parent or the Sub in this Agreement or a failure by either Parent or Sub to perform its respective covenants in this Agreement, in any such case in a manner that the conditions to the Closing set forth in Section 8.2(a) or (b) would not be satisfied (provided that none of the representations and warranties set forth in Article 4 will have become and continue to be untrue in a manner that would cause the condition set forth in Section 8.1(a) not to be satisfied and there has been no failure by Beyond6 to perform its covenants in such a manner as would cause the condition set forth in Section 8.1(b) not to be satisfied); provided, however, that Beyond6 will provide notice to the Parent and the Sub as soon as practicable after becoming aware of any such breach, inaccuracy or failure of the Parent or Sub; and provided further, that if such breach, inaccuracy or failure is curable by the Parent or Sub through the exercise of its commercially reasonable efforts then, for up to thirty (30) days (or any shorter period of time that remains between the date the Parent or Sub receives written notice of such violation or breach and the Outside Date) from the date the Parent or Sub receives notice of such breach, inaccuracy or failure from Beyond6, as long as Parent or Sub continues to exercise such commercially reasonable efforts, Beyond6 may not terminate this Agreement under this Section 10.1(c) prior to the earlier of (x) the Outside Date or (y) the end of such 30-day period;

(d)               by the Parent or Sub in the event that there has been a breach or inaccuracy of the representations and warranties set forth in Article 4 or a failure by Beyond6 to perform its covenants in this Agreement, in any such case in a manner that the conditions to the Closing set forth in Section 8.1(a) or (b) would not be satisfied (provided that none of the representations and warranties of the Parent and Sub will have become and continue to be untrue in a manner that would cause the condition set forth in Section 8.2(a) not to be satisfied and there has been no failure by the Parent or the Sub to perform its covenants in such a manner as would cause the condition set forth in Section 8.2(b) not to be satisfied); provided, however, that the Parent or Sub will provide notice to Beyond6 as soon as practicable after becoming aware of any such breach or inaccuracy of Beyond6; and provided further, that if such breach or inaccuracy is curable by Beyond6 through the exercise of commercially reasonable efforts then, for up to thirty (30) days (or any shorter period of time that remains between the date Beyond6 receives written notice of such violation or breach and the Outside Date) from the date Beyond6 receives notice of such breach or inaccuracy from the Parent or Sub, as long as Beyond6 continues to exercise such commercially reasonable efforts, neither the Parent nor Sub may terminate this Agreement under this Section 10.1(d) prior to the earlier of (x) the Outside Date or (y) the end of such 30-day period;

(e)               by Beyond6, the Parent or the Sub following the Outside Date; provided that the right to terminate this Agreement under this Section 10.1(e) will not be available to any Party whose breach of any representation, warranty or covenant contained in this Agreement will have been the cause of, or will have resulted in, the failure of the Closing to occur on or before the Outside Date; or

(f)                by Beyond6, if (A) all of the conditions to Closing set forth in Section 8.1 have been satisfied or waived as of the date the Closing should have been consummated pursuant to the terms of this Agreement (other than conditions which, by their nature, are to be satisfied on the Closing Date), (B) Beyond6 has irrevocably confirmed to Parent in writing that it is ready, willing and able to consummate the transactions contemplated by this Agreement and that all conditions to Closing set forth in Article 8 have been satisfied or waived (provided that such conditions are capable of being satisfied if the Closing Date were the date of the delivery of such confirmation) and (C) Parent or the Sub fails to complete the Closing within two (2) Business Days after the delivery of such confirmation.

Section 10.2        Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1(e), all obligations of the Parties will terminate, except for the provisions of Section 3.6(c) (Stockholders’ Representative), Section 7.2(b) (Inspection Indemnity), this Section 10.2 (Effect of Termination), Section 10.3 (Rights Upon Termination), and Article 11, other than Section 11.14 (Specific Performance), and provided, further, that the Confidentiality Agreement will survive any termination of this Agreement.

Section 10.3        Rights Upon Termination.

(a)               If Beyond6 terminates this Agreement pursuant to Section 10.1(c) or Section 10.1(f), then, in any such case, Parent shall promptly pay, or cause to be paid, but in no event later than five (5) Business Days after Parent’s receipt of notice of such termination, an amount in cash equal to $12,712,500 (the “Termination Fee”) by wire transfer of immediately available funds to an account designated by Beyond6 in writing, as liquidated damages and such right to receive the Termination Fee shall be Beyond6’s sole and exclusive remedy and as full and complete satisfaction of any Losses that may be suffered by Beyond6 as a result of such termination, and except as otherwise provided in Section 10.3(c), Beyond6 shall be deemed to have waived any and all other rights and remedies available to Beyond6 in respect of such termination (including for breach of this Agreement before such termination).

(b)             It is expressly stipulated by the Parties that in the event that Beyond6 elects to receive the Termination Fee, the actual amount of damages resulting from such a termination would be difficult if not impossible to determine accurately because of the unique nature of this Agreement, the unique nature of the Company, and differences of opinion with respect to such matters, and that the liquidated damages associated with receipt by Beyond6 of the Termination Fee are a reasonable estimate by the Parties of such damages under the circumstances and does not constitute a penalty.

(c)               The Parties agree that (1) the monetary remedies set forth in Section 10.3(a) (when and if available under the express terms hereof) and the specific performance remedies set forth in Section 11.14 shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise, whether by or through piercing of the corporate or partnership veil, by or through a claim by or on behalf of any Person) of the Company and any of their respective former, current and future Affiliates, each of their former, current and future partners, members, equityholders and Representatives, and each of their respective heirs, executors, administrators, successors and assigns, against (i) Parent or Sub or Investor and (ii) the former, current and future holders of any equity interests, controlling persons, Affiliates, Representatives, members, managers, general or limited partners, stockholders and assignees of each of Parent and Sub and Investor (the foregoing clauses (i) and (ii) collectively, the “Parent Related Parties”), and no Parent Related Party shall have any other liability (other than to Parent) for any Losses or liabilities suffered or incurred by the Company or any other Person relating to or arising out of this Agreement (and the termination hereof), the Limited Guaranty, the Equity Commitment Letter or the transactions contemplated hereby and thereby (and the abandonment thereof) or any matter forming the basis for such termination, including any breach of this Agreement, the Limited Guaranty or the Equity Commitment Letter (including any willful or intentional breach), and (2) neither the Company or any other Person shall be entitled to bring or maintain any other actions, suits, claims, grievances, charges, investigations or other legal, equitable, administrative or other proceedings against Parent or Sub or any other Parent Related Party arising out of this Agreement, the Limited Guaranty or the Equity Commitment Letter, or any of the transactions contemplated hereby or thereby or any matters forming the basis for such termination, whether in equity or at law, in contract, in tort, or otherwise. Each of the Parties acknowledges and agrees that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement, and that any amounts payable pursuant to this Section 10.3 represent liquidated damages and do not constitute a penalty. For the avoidance of doubt, in no circumstances will Parent or Sub be required to pay the Termination Fee on more than one occasion. Notwithstanding anything to the contrary contained elsewhere herein the Parties acknowledge and agree that in no event will the Parent or Sub have any liability for monetary damages (including monetary damages in lieu of specific performance) in the aggregate, and the Company and its respective Affiliates shall not seek any amounts, in excess of the amount of the Termination Fee (less any portion thereof that has been paid) and (y) in no event will the Parent Related Parties have any Liability hereunder or in connection with the transactions contemplated hereby, other than Guarantor pursuant to, and accordance with the terms of, the Limited Guaranty. The Parent Related Parties are intended third party beneficiaries of this Section 10.3(c).

(d)               Notwithstanding anything to the contrary herein, but subject to Section 10.3(b), nothing contained herein shall relieve any Party from any liability for any Fraud or willful breach of this Agreement by such Party and all rights and remedies of the non-breaching Party under this Agreement in the case of any such Fraud or willful breach of this Agreement, at law and in equity, shall be preserved, including the right to recover reasonable attorneys’ fees and expenses. This Section shall survive the termination of this Agreement.

ARTICLE 11
MISCELLANEOUS

Section 11.1       Nonsurvival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any of the Transaction Documents shall survive the Effective Time, except for Section 3.3 and those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time, which shall survive the Effective Time until fully performed. No party hereto shall have any Liability with respect to any representation, warranty, covenant or agreement from and after the time that such representation, warranty, covenant or agreement ceases to survive hereunder; provided, that the foregoing shall not limit (a) any claim or recovery that may be available to Parent against the applicable Persons providing insurance coverage under the R&W Insurance or (b) any claim of Fraud.

Section 11.2        Successors and Assigns. This Agreement (and all covenants, rights, obligations, and agreements created hereunder) will be binding upon, and inure to the benefit of, the Parties and their respective successors and permitted assigns. No Party will assign this Agreement or any part hereof without the prior written consent of the other Parties.

Section 11.3        Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, by electronic transmission, by reputable national overnight courier service or by registered or certified mail (postage prepaid) to the Parties at the following addresses, as applicable:

If to the Parent, to:	Mercuria Investments US, Inc. 33 Benedict Place, 1st Floor Greenwich, Connecticut, 06830 Attn: Brian Falik Email: brianfalik@mercuria.com
with a copy to (which will not constitute notice):	Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 Attn: James Garrett Email: jgarrett@velaw.com
If to Beyond6:	Beyond6, Inc. 19 Railroad Place, 2nd Floor Saratoga Springs, New York 12866 Attn: Andrew D. West Email: awest@americannaturalgas.com with a copy to (which will not constitute notice): If to Stockholder Representative: with a copy to (which will not constitute notice):

The West Firm, PLLC

Peter Kiernan Plaza

575 Broadway, 2nd Floor

Albany, New York 12207

Attn: Gregory A. Mountain, Esq.

E-mail: gam@westfirmlaw.com

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 11036

Attn: Todd Lenson, Jordan Rosenbaum

E-mail: tlenson@kramerlevin.com; jrosenbaum@kramerlevin.com

HC2 Holdings 2, Inc.

450 Park Ave, 29th Floor
New York, New York 10022

Attn: Joseph A. Ferraro, Chief Legal Officer

E-mail: legal@hc2.com

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 11036

Attn: Todd Lenson, Jordan Rosenbaum

E-mail: tlenson@kramerlevin.com; jrosenbaum@kramerlevin.com

or to such other address or addresses as the Parties may from time to time designate in writing. For purposes of any notice requirements hereunder, delivery shall have deemed to be made (i) on the date of such delivery if delivered personally, (ii) on the date that is the day after the date on which such notice is sent through a reputable national overnight courier service, (iii) on the date that is five days after the date on which such notice is sent by registered or certified mail or (iv) if sent by electronic mail, when confirmation of receipt is received by sender.

Section 11.4        Entire Agreement. This Agreement (together with the Schedules and Exhibits attached hereto), the Confidentiality Agreement, and the other Transaction Documents, constitute the entire agreement among the Parties and supersede any other agreements, whether written or oral, that may have been made or entered into by the Parties, the Company Holders or any of their respective Affiliates relating to the transactions contemplated hereby and thereby. The Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the Merger in contract pursuant to the express terms and provisions of this Agreement. The Parties expressly disclaim they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement, and each acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiation.

Section 11.5        Amendments. This Agreement may not be amended or modified in any manner except by a written document signed by the Parties that expressly amends this Agreement.

Section 11.6        Governing Law; Jurisdiction.

(a)               This Agreement will be governed by, construed, and enforced in accordance with the Laws of the State of DELAWARE, without regard to choice of law principles that would require the application of the Laws of any other jurisdiction.

(b)               Each Party agrees that the appropriate, exclusive and convenient forum for any disputes between any of the Parties arising out of this Agreement or the transactions contemplated hereby will be in any state or federal court in or having jurisdiction over the Borough of Manhattan, City of New York, State of New York, and each of the Parties irrevocably submits to the jurisdiction of such courts. Each Party further agrees that it will not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts. Each Party agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c)               To the extent that any Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such Party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement, and (ii) submits to the personal jurisdiction of any court described in Section 11.6(b).

(d)               Each Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any court referred to in this Section. Each of the Parties hereby irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

Section 11.7        No Waiver. No waiver by a Party of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provision hereof (whether or not similar), nor will such waiver constitute a continuing waiver unless expressly provided. No waiver will be effective unless made in writing and signed by the Party to be charged with such waiver.

Section 11.8          Rights. The failure of a Party to exercise any right granted hereunder will not impair nor be deemed a waiver of such Party’s privilege of exercising that right at any subsequent time or times, except as expressly provided herein.

Section 11.9        Jury Waiver. To the extent not prohibited by Law that cannot be waived, each of THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT IT MAY LEGALLY AND EFFECTIVELY DO SO, THE RIGHT TO A JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.9 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 11.10      No Third Party Beneficiaries. Except for the right of the Company Holders to receive a portion of the Merger Consideration and as otherwise provided in Section 7.2(b), Section 7.6, Section 7.11, Section 11.10 and Section 11.6, this Agreement is not intended to confer upon any Person other than the Parties (and their respective successors and assigns) any rights (legal, equitable or otherwise) or remedies, whether as third-party beneficiaries or otherwise.

Section 11.11        Further Assurances. Subject to the terms and conditions set forth in this Agreement, each Party will take such acts and execute and deliver such documents as may be reasonably required to effectuate the purposes of this Agreement; provided, however, that no such act or document shall increase a Party’s liabilities or obligations, or decrease its rights or benefits, under this Agreement or any Transaction Document.

Section 11.12      Expenses. Except as otherwise expressly provided herein, each Party will bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby whether or not such transactions will be consummated, including all fees of its legal counsel, financial advisers, accountants and other Representatives.

Section 11.13        Headings. The table of contents, headings and captions in this Agreement have been inserted for convenience of reference only and will not define or limit any of the terms and provisions hereof.

Section 11.14          Specific Performance.

(a)               Each Party acknowledges and agrees that the other Party would be damaged irreparably in the event that the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party will be entitled, subject to compliance with Section 11.6, to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the provisions of this Agreement in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled under this Agreement. The Parties further agree (i) to cooperate fully in any attempt by the other Party to obtain any such equitable remedy, (ii) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy and (iii) not to assert that a remedy of specific performance is unenforceable, invalid or contrary to Law or inequitable for any reason, or to assert that a remedy of monetary damages would provide an adequate remedy. Each Party acknowledges and agrees that such right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, the Parties would not have entered into this Agreement.

(b)            Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that the Company shall be entitled to specific performance of Parent and Sub’s obligations to cause the Equity Financing to be funded and to consummate the Closing if, and only if, Beyond6 shall have, first, irrevocably confirmed in a written notice delivered to Parent that if specific performance is granted and the Equity Financing is funded, then Beyond6 will take all actions required of it to cause the Closing to occur, and Parent and Sub shall have failed to complete the Closing within three Business Days following the delivery of such confirmations.

(c)               For the avoidance of doubt, under no circumstances shall the Company be (i) entitled to a grant of specific performance to require Parent and Sub to consummate the Closing if this Agreement has been validly terminated pursuant to Section 10.1 or (ii) obligated to both specifically perform the terms of this Agreement and pay or cause to be paid all or any portion of the Termination Fee.

Section 11.15    Conflict Waiver; Attorney-Client Privilege. Recognizing that (i) The West Firm, PLLC has acted as legal counsel to Beyond6, its Subsidiaries (including ANG), certain Company Holders and certain of their respective Affiliates prior to Execution Date, and that The West Firm, PLLC intends to act as legal counsel to certain Company Holders and their respective Affiliates (which will no longer include Beyond6 and its Subsidiaries) after the Closing, and that (ii) Kramer Levin Naftalis & Frankel LLP has acted as legal counsel to Beyond6, its Subsidiaries (including ANG), certain Company Holders, including the Stockholders’ Representative, and certain of their respective Affiliates prior to Execution Date, and that Kramer Levin Naftalis & Frankel LLP intends to act as legal counsel to such Company Holders, including the Stockholders’ Representative, and their respective Affiliates (which will no longer include Beyond6 and its Subsidiaries) after the Closing, each of Parent, Sub and Beyond6 hereby waives, on its own behalf, and agrees to cause its Affiliates, the Surviving Corporation and its Subsidiaries to waive, any conflicts that may arise in connection with The West Firm, PLLC or Kramer Levin Naftalis & Frankel, LLP representing any Company Holders or their respective Affiliates after the Closing as such representation may relate to Parent, Sub, Beyond6, the Surviving Corporation and its Subsidiaries or the transactions contemplated by this Agreement and the other Transaction Documents. In addition, all communications involving attorney-client confidences between any Company Holder, Beyond6 and its Subsidiaries and their respective Affiliates, on the one hand, and The West Firm, PLLC or Kramer Levin Naftalis & Frankel LLP, on the other hand, relating to the negotiation, documentation and consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall be deemed to be attorney-client confidences that belong solely to the Company Holders and their respective Affiliates (and not Beyond6, the Surviving Corporation or their respective Subsidiaries). Accordingly, the Surviving Corporation and its Subsidiaries shall not have access to any such communications or to the files of The West Firm, PLLC or Kramer Levin Naftalis & Frankel LLP relating to such engagement from and after the Effective Time. Without limiting the generality of the foregoing, from and after the Effective Time, (a) the Company Holders and their respective Affiliates (and not the Surviving Corporation and its Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Surviving Corporation or its Subsidiaries shall be a holder thereof, (b) to the extent that files of The West Firm, PLLC or Kramer Levin Naftalis & Frankel LLP in respect of such engagement constitute property of the client, only the Company Holders and their respective Affiliates (and not the Surviving Corporation and its Subsidiaries) shall hold such property rights and (c) Neither The West Firm, PLLC nor Kramer Levin Naftalis & Frankel LLP shall have any duty whatsoever to reveal or disclose any such attorney-client communications or files to the Surviving Corporation or any of its Subsidiaries by reason of any attorney-client relationship between The West Firm, PLLC, Kramer Levin Naftalis & Frankel LLP, Beyond6, the Company Holders or any of their respective Affiliates or otherwise. Notwithstanding the foregoing, none of the Surviving Corporation or any of its Subsidiaries is waiving any attorney-client privilege (including relating to the negotiation, documentation and consummation of the transactions contemplated by the Transaction Documents) in connection with any third-party litigation.

Section 11.16    Non-Recourse. This Agreement may only be enforced against, and any Claim based upon, arising under, out of, or in connection with, or related in any manner to this Agreement or the transactions contemplated hereby may only be brought against the entities that are expressly named as Parties in the preamble of this Agreement (collectively, the “Contracting Parties”) and then only with respect to the specific obligations set forth herein with respect to such Contracting Party. No Person that is not a Contracting Party, including any past, present or future Representative, Affiliate, employee, incorporator, manager, member, partner or stockholder of any Contracting Party or any Affiliate of any of the foregoing (each, a “Nonparty Affiliate”), shall have any liability (whether in contract, tort, at law or in equity, or granted by statute or otherwise) for any Claim arising under, out of, or in connection with, or related in any manner to this Agreement or the transactions contemplated hereby, or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach. To the maximum extent permitted by applicable Law, (a) each Contracting Party hereby waives and releases all such Claims against any such Nonparty Affiliates, (b) each Contracting Party hereby waives and releases any and all Claims that may otherwise be available to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, and (c) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Notwithstanding the foregoing, nothing herein shall limit any rights that Beyond6 has under the express terms of the Limited Guaranty or the Equity Commitment Letter.

Section 11.17    Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all such counterparts together, shall constitute one and the same document. This Agreement may also be executed and/or delivered by facsimile, .pdf transmission or other electronic means, including, without limitation, by any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com.

Section 11.18    Schedules. Unless the context otherwise requires, all capitalized terms used on the Schedules will have the respective meanings assigned in this Agreement. No reference to or disclosure of any item or other matter on the Schedules will be construed as an admission, acknowledgment, or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed on the Schedules. No disclosure on the Schedules relating to any possible breach or violation of any agreement, Law or Governmental Authorization will be construed as an admission or indication that any such breach or violation exists or has actually occurred. The disclosure of any fact or item in any Schedule shall, should the existence of such fact or item be relevant to any other Schedules, be deemed to be disclosed with respect to that other Schedule so long as the relevance of such disclosure to such other section is reasonably apparent from the nature of such disclosure.

Section 11.19    Survival. This Article 11 shall survive the Execution Date and Closing.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each Party as of the date first above written.

BEYOND6:

BEYOND6, INC.,
a Delaware corporation

By:	/s/ Andrew D. West
Name:	Andrew D. West
Title:	CEO

Signature Page to Agreement and Plan of Merger

PARENT:

GREENFILL, INC.,
a Delaware corporation

By:	/s/ Brian Falik
Name:	Brian Falik
Title:	President

Signature Page to Agreement and Plan of Merger

SUB:

GREENFILL MERGER, INC.,
a Delaware corporation

By:	/s/ Brian Falik
Name:	Brian Falik
Title:	President

STOCKHOLDERS’ REPRESENTATIVE:

HC2 HOLDINGS 2, INC.,
a Delaware corporation

By:	/s/ Wayne Barr
Name:	Wayne Barr
Title:	Chief Executive Officer

Exhibit A

Calculation of Adjustment Amount

Exhibit B

Form of West Employment Agreement